FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended June 30, 2016 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Directors and Officers of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2016, which comprises the balance sheet as of June 30, 2016 and the related statements of profit or loss and of comprehensive income for the three- and six-month periods then ended, and the statements of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express an opinion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Emphasis of matter

We draw attention to note 1.2 to the interim financial information, which describes that, as a result of the adjustments identified after the completion of the investigation on indirect subsidiary Cnova Comércio Eletrônico S.A., the respective individual and consolidated financial information related to the statements of profit or loss and of comprehensive income for the three- and six-month periods ended June 30, 2015, and the statements of changes in equity and of cash flows for the six-month period then ended, presented for purposes of comparison, were adjusted and are being restated as provided for by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the six-month period ended June 30, 2016, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information under International Financial Reporting Standards - IFRSs, which do not require the presentation of a DVA. The corresponding individual and consolidated information for the six-month period ended June 30, 2015 was amended and is being restated to reflect the adjustments described in note 1.2 to the interim financial information. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the interim financial statements taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 27, 2016

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Profit or Loss	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2016 to 6/30/2016	8
1/1/2015 to 6/30/2015	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Profit or Loss	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2016 to 6/30/2016	16
1/1/2015 to 6/30/2015	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	43
Other information deemed as relevant by the Company	99

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 6/30/2016
Share Capital
Common	99,680
Preferred	166,044
Total	265,724
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 6.30.2016	Previous Year 12.31.2015
1	Total Assets	21,070,000	21,399,000
1.01	Current Assets	5,698,000	6,176,000
1.01.01	Cash and Cash Equivalents	1,047,000	2,247,000
1.01.03	Accounts Receivable	897,000	520,000
1.01.03.01	Trade Receivables	768,000	387,000
1.01.03.02	Other Receivables	129,000	133,000
1.01.04	Inventories	3,047,000	2,828,000
1.01.06	Recoverable Taxes	491,000	357,000
1.01.07	Prepaid Expenses	161,000	74,000
1.01.08	Other Current Assets	55,000	150,000
1.02	Noncurrent Assets	15,372,000	15,223,000
1.02.01	Long-term Assets	1,555,000	2,205,000
1.02.01.03	Accounts Receivable	72,000	67,000
1.02.01.03.02	Other Receivables	72,000	67,000
1.02.01.06	Deferred Taxes	119,000	50,000
1.02.01.07	Prepaid Expenses	16,000	19,000
1.02.01.08	Receivables from Related Parties	321,000	1,076,000
1.02.01.09	Other Noncurrent Assets	1,027,000	993,000
1.02.01.09.04	Recoverable Taxes	519,000	534,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	508,000	459,000
1.02.02	Investments	5,275,000	5,173,000
1.02.02.01	Investments in Associates and Subsidiaries	5,250,000	5,149,000
1.02.02.01.02	Investments in Subsidiaries	5,250,000	5,149,000
1.02.02.02	Investment properties	25,000	24,000
1.02.03	Property and Equipment, Net	7,155,000	6,525,000
1.02.04	Intangible Assets	1,387,000	1,320,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 6.30.2016	Previous Year 12.31.2015
2	Total Liabilities	21,070,000	21,399,000
2.01	Current Liabilities	6,880,000	6,375,000
2.01.01	Payroll and Related Taxes	419,000	390,000
2.01.02	Trade Payables	3,000,000	4,103,000
2.01.03	Taxes and Contributions Payable	139,000	135,000
2.01.04	Borrowings and Financing	2,496,000	828,000
2.01.05	Other Liabilities	823,000	915,000
2.01.05.01	Payables to Related Parties	481,000	268,000
2.01.05.02	Other	342,000	647,000
2.01.05.02.04	Utilities	10,000	3,000
2.01.05.02.05	Rent Payable	69,000	83,000
2.01.05.02.06	Advertisement Payable	50,000	45,000
2.01.05.02.07	Pass-through to Third Parties	4,000	43,000
2.01.05.02.08	Financing Related to Acquisition of Assets	54,000	100,000
2.01.05.02.09	Deferred Revenue	27,000	28,000
2.01.05.02.11	Other Payables	100,000	318,000
2.01.05.02.12	Loalty Programs	28,000	27,000
2.01.06	Provisions	3,000	4,000
2.02	Noncurrent Liabilities	4,080,000	4,670,000
2.02.01	Borrowings and Financing	2,412,000	3,277,000
2.02.02	Other Liabilities	981,000	871,000
2.02.02.02	Other	981,000	871,000
2.02.02.02.03	Taxes Payable in Installments	555,000	572,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.07	Other Accounts Payable	26,000	19,000
2.02.02.02.08	Provision for Negative Equity	397,000	276,000
2.02.04	Provisions	657,000	490,000
2.02.06	Deferred Revenue	29,000	32,000
2.03	Shareholders’ Equity	10,110,000	10,354,000
2.03.01	Share Capital	6,807,000	6,806,000
2.03.02	Capital Reserves	313,000	302,000
2.03.02.04	Options Granted	306,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,331,000	3,333,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	275,000	400,000
2.03.04.10	Expansion Reserve	2,743,000	2,624,000
2.03.04.12	Transactions with non-controlling interests	37,000	33,000
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(326,000)	-
2.03.08	Other Comprehensive Income	(15,000)	(87,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Profit or Loss

R$ (in thousands)
Code	Description	Year To Date Current Period 4/1/2016 to 6/30/2016	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 4/01/2015 to 6/30/2015	Year To Date Previous Period 1/01/2015 to 6/30/2015
3.01	Net Sales of Goods and/or Services	6,048,000	11,800,000	5,471,000	10,985,000
3.02	Cost of Goods Sold and/or Services Sold	(4,275,000)	(8,564,000)	(3,955,000)	(8,027,000)
3.03	Gross Profit	1,773,000	3,236,000	1,516,000	2,958,000
3.04	Operating Income/Expenses	(1,886,000)	(3,261,000)	(1,253,000)	(2,319,000)
3.04.01	Selling Expenses	(1,257,000)	(2,351,000)	(1,000,000)	(1,943,000)
3.04.02	General and Administrative Expenses	(159,000)	(293,000)	(105,000)	(234,000)
3.04.05	Other Operating Expenses	(350,000)	(527,000)	(187,000)	(330,000)
3.04.05.01	Depreciation/Amortization	(137,000)	(262,000)	(119,000)	(236,000)
3.04.05.02	Gain (Loss) on Disposal of Fixed Assets	(213,000)	(265,000)	(68,000)	(94,000)
3.04.06	Share of Profit of Subsidiaries and Associates	(120,000)	(90,000)	39,000	188,000
3.05	Profit before Financial Income (Expenses) and Taxes	(113,000)	(25,000)	263,000	639,000
3.06	Financial Income (Expenses)	(209,000)	(377,000)	(184,000)	(352,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(322,000)	(402,000)	79,000	287,000
3.08	Income Tax and Social Contribution	47,000	76,000	(13,000)	(29,000)
3.08.01	Current	1,000	7,000	(1,000)	(1,000)
3.08.02	Deferred	46,000	69,000	(12,000)	(28,000)
3.09	Net Income (loss) from Continued Operations	(275,000)	(326,000)	66,000	258,000
3.11	Net Income (loss) for the Period	(275,000)	(326,000)	66,000	258,000
3.99		-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	(1.03758)	(1.22968)	0.23313	0.91444
3.99.01.02	Preferred	(1.03758)	(1.22968)	0.25644	1.00589
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	(1.03758)	(1.22968)	0.23313	0.91444
3.99.02.02	Preferred	(1.03758)	(1.22968)	0.25576	1.00379

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 4/1/2016 to 6/30/2016	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 4/01/2015 to 6/30/2015	Year To Date Previous Period 1/01/2015 to 6/30/2015
4.01	Net income (loss) for the Period	(275,000)	(326,000)	66,000	258,000
4.02	Other Comprehensive Income	56,000	72,000	(5,000)	(11,000)
4.02.01	Accumulative Translation Adjustment for the Period	56,000	72,000	(5,000)	(11,000)
4.03	Total Comprehensive Income for the Period	(219,000)	(254,000)	61,000	247,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 1/01/2015 to 6/30/2015
6.01	Net Cash Provided by Operating Activities	(1,502,000)	218,000
6.01.01	Cash Provided by the Operations	623,000	757,000
6.01.01.01	Net Income for the Period	(326,000)	258,000
6.01.01.02	Deferred Income and Social Contribution Taxes (note 20)	(69,000)	28,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	37,000	14,000
6.01.01.04	Depreciation/Amortization	283,000	260,000
6.01.01.05	Interest and Inflation Adjustments	332,000	359,000
6.01.01.06	Adjustment to Present Value	-	2,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	90,000	(188,000)
6.01.01.08	Provision for Risks (note 22)	150,000	(5,000)
6.01.01.10	Share-based Payment	11,000	9,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	(1,000)	-
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	17,000	(2,000)
6.01.01.14	Other Operating Expenses	104,000	42,000
6.01.01.15	Deferred Revenue (note 24)	(5,000)	(20,000)
6.01.02	Changes in Assets and Liabilities	(2,125,000)	(539,000)
6.01.02.01	Accounts Receivable	(228,000)	130,000
6.01.02.02	Recoverable Taxes	273,000	(122,000)
6.01.02.03	Inventories	(67,000)	194,000
6.01.02.04	Other Assets	132,000	5,000
6.01.02.06	Trade Payables	(1,560,000)	(866,000)
6.01.02.07	Payroll and Related Taxes	(6,000)	(29,000)
6.01.02.08	Related Parties	(278,000)	(159,000)
6.01.02.09	Restricted Deposits for Legal Proceeding	(38,000)	(33,000)
6.01.02.10	Taxes and Social Contributions Payable	(62,000)	(107,000)
6.01.02.11	Legal claims	(19,000)	(12,000)
6.01.02.12	Received Dividends	10,000	416,000
6.01.02.13	Other Payables	(282,000)	23,000
6.01.02.14	Deferred Revenue	-	21,000
6.02	Net Cash Provided by (Used in) Investing Activities	(126,000)	(405,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(237,000)	(344,000)
6.02.03	Increase in Intangible Assets (note 15)	(46,000)	(71,000)
6.02.04	Sales of Property and Equipment (note 14)	2,000	10,000
6.02.07	Net cash from sale os subsidiary	155,000	-
6.03	Net Cash Provided by (Used in) Financing Activities	428,000	(1,714,000)
6.03.01	Capital Increase	1,000	13,000
6.03.02	Borrowings	899,000	215,000
6.03.03	Payments (note 17)	(469,000)	(1,706,000)
6.03.05	Payment of Dividends	(3,000)	(232,000)
6.03.06	Transactions with Non-controlling Interest	-	(4,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,200,000)	(1,901,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,247,000	2,923,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,047,000	1,022,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 6/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.04	Capital Transactions with Shareholders	1,000	11,000	(3,000)	-	-	9,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000
5.04.03	Options Granted	-	7,000	-	-	-	7,000
5.04.08	Mandatory Minimun Dividens (note 25.9)	-	-	(3,000)	-	-	(3,000)
5.04.09	Options Granted recognized in subsidiaries	-	4,000	-	-	-	4,000
5.05	Total Comprehensive Income	-	-	-	(326,000)	72,000	(254,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(326,000)	-	(326,000)
5.05.02	Other Comprehensive Income	-	-	-	-	72,000	72,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	72,000	72,000
5.06	Internal Changes of Shareholders’ Equity	-	-	1,000	-	-	1,000
5.06.05	Transactions with Non-controlling Interests	-	-	1,000	-	-	-
5.07	Closing Balance	6,807,000	313,000	3,331,000	(326,000)	(15,000)	10,110,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 6/30/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.04	Capital Transactions with Shareholders	13,000	9,000	-	(38,000)	-	(16,000)
5.04.01	Capital Increases	13,000	-	-	-	-	13,000
5.04.03	Options Granted	-	6,000	-	-	-	6,000
5.04.06	Dividends	-	-	-	(38,000)	-	(38,000)
5.04.08	Options Granted recognized in subsidiaries	-	3,000	-	-	-	3,000
5.05	Total Comprehensive Income	-	-	-	258,000	(12,000)	246,000
5.05.01	Net Income for the Period	-	-	-	258,000	-	258,000
5.05.02	Other Comprehensive Income	-	-	-	-	(12,000)	(12,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(11,000)	(11,000)
5.05.02.06	Defined benefit plan	-	-	-	-	(1,000)	(1,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(4,000)	-	-	(4,000)
5.07	Closing Balance	6,805,000	291,000	3,398,000	220,000	(11,000)	10,703,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 1/01/2015 to 6/30/2015
7.01	Revenues	12,802,000	11,900,000
7.01.01	Sales of Goods, Products and Services	12,810,000	11,898,000
7.01.02	Other Revenues	5,000	2,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(13,000)	-
7.02	Products Acquired from Third Parties	(10,090,000)	(9,225,000)
7.02.01	Costs of Products, Goods and Services Sold	(8,549,000)	(8,155,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,541,000)	(1,070,000)
7.03	Gross Value Added	2,712,000	2,675,000
7.04	Retention	(283,000)	(260,000)
7.04.01	Depreciation and Amortization	(283,000)	(260,000)
7.05	Net Value Added Produced	2,429,000	2,415,000
7.06	Value Added Received in Transfer	(13,000)	320,000
7.06.01	Share of Profit of Subsidiaries and Associates	(90,000)	188,000
7.06.02	Financial Revenue	77,000	132,000
7.07	Total Value Added to Distribute	2,416,000	2,735,000
7.08	Distribution of Value Added	2,416,000	2,735,000
7.08.01	Personnel	1,383,000	1,279,000
7.08.01.01	Direct Compensation	905,000	868,000
7.08.01.02	Benefits	290,000	279,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	85,000	73,000
7.08.01.04	Other	103,000	59,000
7.08.02	Taxes, Fees and Contributions	605,000	456,000
7.08.02.01	Federal	351,000	290,000
7.08.02.02	State	181,000	108,000
7.08.02.03	Municipal	73,000	58,000
7.08.03	Value Distributed to Providers of Capital	754,000	742,000
7.08.03.01	Interest	451,000	484,000
7.08.03.02	Rentals	303,000	258,000
7.08.04	Value Distributed to Shareholders	(326,000)	258,000
7.08.04.02	Dividends	1,000	38,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(327,000)	220,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 6.30.2016	Previous Year 12.31.2015
1	Total Assets	42,034,000	47,241,000
1.01	Current Assets	19,448,000	24,960,000
1.01.01	Cash and Cash Equivalents	3,716,000	11,015,000
1.01.03	Accounts Receivable	4,655,000	3,585,000
1.01.03.01	Trade Receivables	4,310,000	3,210,000
1.01.03.02	Other Receivables	345,000	375,000
1.01.04	Inventories	8,943,000	8,965,000
1.01.06	Recoverable Taxes	1,547,000	1,080,000
1.01.07	Prepaid Expenses	379,000	157,000
1.01.08	Other Current Assets	208,000	158,000
1.02	Noncurrent Assets	22,586,000	22,281,000
1.02.01	Long-term Assets	5,114,000	4,954,000
1.02.01.03	Accounts Receivable	751,000	723,000
1.02.01.03.01	Trade Receivables	119,000	98,000
1.02.01.03.02	Other Receivables	632,000	625,000
1.02.01.06	Deferred Taxes	330,000	406,000
1.02.01.07	Prepaid Expenses	67,000	50,000
1.02.01.08	Receivables from Related Parties	342,000	309,000
1.02.01.09	Other Noncurrent Assets	3,624,000	3,466,000
1.02.01.09.04	Recoverable Taxes	2,473,000	2,467,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	1,151,000	999,000
1.02.02	Investments	468,000	407,000
1.02.02.01	Investments in Associates	443,000	382,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,532,000	10,377,000
1.02.04	Intangible Assets	6,472,000	6,543,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 6.30.2016	Previous Year 12.31.2015
2	Total Liabilities	42,034,000	47,241,000
2.01	Current Liabilities	21,667,000	25,273,000
2.01.01	Payroll and Related Taxes	1,052,000	1,023,000
2.01.02	Trade Payables	10,268,000	15,508,000
2.01.03	Taxes and Contributions Payable	729,000	830,000
2.01.04	Borrowings and Financing	6,114,000	3,814,000
2.01.05	Other Liabilities	3,496,000	4,092,000
2.01.05.01	Payables to Related Parties	1,247,000	563,000
2.01.05.02	Other	2,249,000	3,529,000
2.01.05.02.01	Dividends and Interest on Capital Payable	3,000	-
2.01.05.02.04	Utilities	13,000	16,000
2.01.05.02.05	Rent Payable	119,000	151,000
2.01.05.02.06	Advertisement Payable	67,000	121,000
2.01.05.02.07	Pass-through to Third Parties	313,000	398,000
2.01.05.02.08	Financing Related to Acquisition of Assets	113,000	114,000
2.01.05.02.09	Deferred revenue	350,000	420,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	82,000	76,000
2.01.05.02.12	Other Payables	731,000	1,148,000
2.01.05.02.13	Loalty Programs	28,000	30,000
2.01.05.02.14	Suppliers - structured program	430,000	1,055,000
2.01.06	Provisions	8,000	6,000
2.02	Noncurrent Liabilities	7,484,000	8,616,000
2.02.01	Borrowings and Financing	2,894,000	4,164,000
2.02.02	Other Liabilities	631,000	649,000
2.02.02.02	Other	631,000	649,000
2.02.02.02.03	Taxes Payable in Installments	555,000	572,000
2.02.02.02.04	Payables Related to Acquisition of Companies	23,000	28,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.06	Pension Plan	10,000	11,000
2.02.02.02.07	Other Payables	39,000	34,000
2.02.03	Deferred Taxes	1,058,000	1,184,000
2.02.04	Provisions	1,784,000	1,396,000
2.02.06	Deferred revenue	1,117,000	1,223,000
2.03	Consolidated Shareholders’ Equity	12,883,000	13,352,000
2.03.01	Share Capital	6,807,000	6,806,000
2.03.02	Capital Reserves	313,000	302,000
2.03.02.04	Options Granted	306,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,331,000	3,333,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	275,000	400,000
2.03.04.10	Expansion Reserve	2,743,000	2,624,000
2.03.04.12	Transactions with Non-Controlling interests	37,000	33,000
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(326,000)	-
2.03.08	Other Comprehensive Income	(15,000)	(87,000)
2.03.09	Non-controlling Interests	2,773,000	2,998,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Profit or Loss

R$ (in thousands)
Code	Description	Year To Date Current Period 4/1/2016 to 6/30/2016	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 4/01/2015 to 6/30/2015	Year To Date Previous Period 1/01/2015 to 6/30/2015
3.01	Net Sales from Goods and/or Services	16,684,000	34,458,000	16,113,000	33,327,000
3.02	Cost of Goods Sold and/or Services Sold	(12,442,000)	(26,301,000)	(12,248,000)	(25,324,000)
3.03	Gross Profit	4,242,000	8,157,000	3,865,000	8,003,000
3.04	Operating Income/Expenses	(4,244,000)	(7,982,000)	(3,458,000)	(6,909,000)
3.04.01	Selling Expenses	(3,083,000)	(6,047,000)	(2,770,000)	(5,491,000)
3.04.02	General and Administrative Expenses	(458,000)	(946,000)	(397,000)	(858,000)
3.04.05	Other Operating Expenses	(732,000)	(1,050,000)	(325,000)	(622,000)
3.04.05.01	Depreciation/Amortization	(251,000)	(501,000)	(240,000)	(469,000)
3.04.05.02	Other Operating Expenses	(481,000)	(549,000)	(85,000)	(153,000)
3.04.06	Share of Profit of Subsidiaries and Associates	29,000	61,000	34,000	62,000
3.05	Profit before Financial Income (Expenses) and Taxes	(2,000)	175,000	407,000	1,094,000
3.06	Financial Income (Expenses), Net	(590,000)	(907,000)	(417,000)	(699,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(592,000)	(732,000)	(10,000)	395,000
3.08	Income tax and Social Contribution	10,000	(7,000)	(4,000)	(157,000)
3.08.01	Current	(50,000)	(74,000)	36,000	(60,000)
3.08.02	Deferred	60,000	67,000	(40,000)	(97,000)
3.09	Net Income (loss) from Continuing Operations	(582,000)	(739,000)	(14,000)	238,000
3.11	Consolidated Net Income (loss)for the Period	(582,000)	(739,000)	(14,000)	238,000
3.11.01	Attributable to Owners of the Company	(275,000)	(326,000)	66,000	258,000
3.11.02	Attributable to Non-controlling Interests	(307,000)	(413,000)	(80,000)	(20,000)
3.99	Earnings per Share - (Reais/Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	(1.03758)	(1.22968)	0.23313	0.91444
3.99.01.02	Preferred	(1.03758)	(1.22968)	0.25644	1.00589
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	(1.03758)	(1.22968)	0.23313	0.91444
3.99.02.02	Preferred	(1.03758)	(1.22968)	0.25576	1.00379

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 4/1/2016 to 6/30/2016	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 4/01/2015 to 6/30/2015	Year To Date Previous Period 1/01/2015 to 6/30/2015
4.01	Net Income (loss) for the Period	(582,000)	(739,000)	(14,000)	238,000
4.02	Other Comprehensive Income	187,000	260,000	(9,000)	(25,000)
4.02.01	Defined Benefit Plan Cumulative	-	-	(1,000)	-
4.02.02	Translation adjustment	187,000	260,000	(8,000)	-
4.03	Total Comprehensive Income for the Period	(395,000)	(479,000)	(23,000)	213,000
4.03.01	Attributable to Owners of the Company	(219,000)	(254,000)	61,000	247,000
4.03.02	Attributable to Non-Controlling Interests	(176,000)	(225,000)	(84,000)	(34,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 1/01/2015 to 6/30/2015
6.01	Net Cash Provided by Operating Activities	(7,885,000)	(2,457,000)
6.01.01	Cash from Operations	820,000	1,616,000
6.01.01.01	Net Income (loss) for the Period	(739,000)	238,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 20)	(67,000)	97,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	9,000	38,000
6.01.01.04	Depreciation/Amortization	558,000	535,000
6.01.01.05	Interest and Inflation Adjustments	647,000	549,000
6.01.01.06	Adjustment to Present Value	-	8,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(61,000)	(62,000)
6.01.01.08	Provision for Risks (note 22)	477,000	26,000
6.01.01.10	Share-based Payment	7,000	11,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	295,000	251,000
6.01.01.13	Provision for Obsolescence/breakage (note 10)	(10,000)	(10,000)
6.01.01.14	Other Operating Expenses	-	(9,000)
6.01.01.15	Deferred revenue (note 24)	(202,000)	(56,000)
6.01.01.18	Gain in disposal of subsidiaries	(94,000)	-
6.01.02	Changes in Assets and Liabilities	(8,705,000)	(4,073,000)
6.01.02.01	Accounts Receivable	(1,501,000)	344,000
6.01.02.02	Inventories	(149,000)	392,000
6.01.02.03	Recoverable Taxes	(441,000)	(432,000)
6.01.02.04	Other Assets	(239,000)	(188,000)
6.01.02.05	Related Parties	48,000	(177,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(137,000)	(60,000)
6.01.02.07	Trade Payables	(4,894,000)	(3,236,000)
6.01.02.08	Payroll and Related Taxes	29,000	(62,000)
6.01.02.09	Taxes and Social Contributions Payable	(152,000)	(259,000)
6.01.02.10	Legal Claims	(161,000)	(141,000)
6.01.02.11	Other Payables	(514,000)	(260,000)
6.01.02.12	Deferred revenue	31,000	6,000
6.01.02.14	Suppliers - structured program	(625,000)	-
6.02	Net Cash Provided by (Used in) Investing Activities	(462,000)	(945,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(499,000)	(755,000)
6.02.03	Increase in Intangible Assets (note 15)	(162,000)	(231,000)
6.02.04	Sales of Property and Equipment	108,000	34,000
6.02.06	Net Cash From Sale of Subsidiary	91,000	7,000
6.03	Net Cash Provided by Financing Activities	1,054,000	(936,000)
6.03.01	Capital Increase/Decrease	1,000	13,000
6.03.02	Borrowings	3,531,000	3,134,000
6.03.03	Payments (note 17)	(3,139,000)	(4,835,000)
6.03.05	Transactions with non-controlling interests	-	(4,000)
6.03.08	Borrowings with Related Parties	665,000	1,114,000
6.03.09	Payments of Dividends	(4,000)	(358,000)
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	(6,000)	-
6.05	Increase (Decrease) in Cash and Cash Equivalents	(7,299,000)	(4,338,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,015,000	11,149,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,716,000	6,811,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 6/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.04	Capital Transactions with Shareholders	1,000	11,000	(3,000)	-	-	9,000	3,000	12,000
5.04.01	Capital Increases	1,000	-	-	-	-	1,000	-	1,000
5.04.03	Options Granted	-	7,000	-	-	-	7,000	-	7,000
5.04.10	Mandatory Minimun Dividens	-	-	(3,000)	-	-	(3,000)	-	(3,000)
5.04.08	Options Granted Recognized in Subsidiaries	-	4,000	-	-	-	4,000	3,000	7,000
5.05	Total Comprehensive Income	-	-	-	(326,000)	72,000	(254,000)	(225,000)	(479,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(326,000)	-	(326,000)	(413,000)	(739,000)
5.05.02	Other Comprehensive Income	-	-	-	-	72,000	72,000	188,000	260,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	72,000	72,000	188,000	260,000
5.06	Internal Changes in Shareholders’ Equity	-	-	1,000	-	-	1,000	(3,000)	(2,000)
5.06.04	Settlement of Equity Instrument	-	-	1,000	-	-	-	(3,000)	(2,000)
5.07	Closing Balance	6,807,000	313,000	3,331,000	(326,000)	(15,000)	10,110,000	2,773,000	12,883,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 6/30/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.04	Capital Transactions with Shareholders	13,000	9,000	-	(38,000)	-	(16,000)	2,000	(14,000)
5.04.01	Capital Increases	13,000	-	-	-	-	13,000	-	13,000
5.04.03	Options Granted	-	6,000	-	-	-	6,000	-	6,000
5.04.06	Dividends	-	-	-	(38,000)	-	(38,000)	-	(38,000)
5.04.08	Options Granted Recognized in Subsidiaries	-	3,000	-	-	-	3,000	2,000	5,000
5.05	Total Comprehensive Income	-	-	-	258,000	(12,000)	246,000	(34,000)	212,000
5.05.01	Net Income (loss) for the Period	-	-	-	258,000	-	258,000	(20,000)	238,000
5.05.02	Other Comprehensive Income	-	-	-	-	(12,000)	(12,000)	(14,000)	(26,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(11,000)	(11,000)	(13,000)	(24,000)
5.05.02.06	Defined Benefit Plan	-	-	-	-	(1,000)	(1,000)	(1,000)	(2,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(4,000)	-	-	(4,000)	(2,000)	(6,000)
5.06.04	Settlement of Equity Instrument	-	-	(4,000)	-	-	(4,000)	(2,000)	(6,000)
5.07	Closing Balance	6,805,000	291,000	3,398,000	220,000	(11,000)	10,703,000	3,683,000	14,386,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – June 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 6/30/2016	Year To Date Previous Period 1/01/2015 to 6/30/2015
7.01	Revenues	38,321,000	36,818,000
7.01.01	Sales of Goods, Products and Services	38,813,000	37,067,000
7.01.02	Other Revenues	(197,000)	2,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	(295,000)	(251,000)
7.02	Products Acquired from Third Parties	(30,547,000)	(28,637,000)
7.02.01	Costs of Products, Goods and Services Sold	(26,660,000)	(25,334,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(3,887,000)	(3,303,000)
7.03	Gross Value Added	7,774,000	8,181,000
7.04	Retention	(558,000)	(535,000)
7.04.01	Depreciation and Amortization	(558,000)	(535,000)
7.05	Net Value Added Produced	7,216,000	7,646,000
7.06	Value Added Received in Transfer	367,000	512,000
7.06.01	Share of Profit of Subsidiaries and Associates	61,000	62,000
7.06.02	Financial Income	306,000	450,000
7.07	Total Value Added to Distribute	7,583,000	8,158,000
7.08	Distribution of Value Added	7,583,000	8,158,000
7.08.01	Personnel	3,445,000	3,539,000
7.08.01.01	Direct Compensation	2,552,000	2,567,000
7.08.01.02	Benefits	561,000	587,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	212,000	225,000
7.08.01.04	Other	120,000	160,000
7.08.01.04.01	Interest	120,000	160,000
7.08.02	Taxes, Fees and Contributions	2,871,000	2,418,000
7.08.02.01	Federal	2,036,000	1,543,000
7.08.02.02	State	701,000	759,000
7.08.02.03	Municipal	134,000	116,000
7.08.03	Value Distributed to Providers of Capital	2,006,000	1,963,000
7.08.03.01	Interest	1,207,000	1,149,000
7.08.03.02	Rentals	798,000	814,000
7.08.03.03	Others	1,000	-
7.08.04	Value Distributed to Shareholders	(739,000)	238,000
7.08.04.02	Dividends	1,000	38,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(327,000)	220,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(413,000)	(20,000)

São Paulo, Brazil, July 28, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the second quarter of 2016 (2Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

Second quarter 2016 Results

Consolidated net sales reach R$16.7 billion, driven by a solid performance from Assaí, better sales trend at Multivarejo and the ongoing recovery at Via Varejo

Consolidated adjusted EBITDA of R$760 million and margin of 4.6%, with Assaí and Via Varejo reporting growth of 117.4% and 50.8%, respectively

9 stores opened in the quarter (5 Minuto Pão de Açúcar, 1 Assaí, 1 Pão de Açúcar, 1 Casas Bahia and 1 Ponto Frio),
a total of 59 new stores in the last 12 months

Multivarejo:

o    Improved sales trend and progressive volume growth of food categories, the highlight being the Extra banner, reflecting the initial effects of new commercial actions launched during the course of the quarter, to reinforce the image of competitive daily prices

o    Increase in selling, general and administrative expenses by 7.9%, below inflation in the period, due to initiatives to optimize expenses, particularly the revision of processes and implementation of operational improvements at the stores

o    Maintenance of profitability at Pão de Açúcar and gradual improvement of Proximity

o    Adjusted EBITDA of R$384 million, with margin of 6.0%

Assaí:

o    Acceleration of net sales growth, at 36.9%: double-digit same-store sales significantly above inflation and strong organic expansion of 10 new stores in the last 12 months.

o    10 stores are currently under construction, of which two Extra Hiper stores in the process of being converted to Assaí stores

o    Decrease of 30 bps in selling, general and administrative expenses as a percentage of net sales due to higher operational leverage and disciplined control of costs

o    Adjusted EBITDA of R$168 million, with margin of 5.0%

Via Varejo:

o    Resumption of growth in total and same-store sales as a result of strategic projects implemented, the competitiveness strategy and the solid performance of the telephone and services category

o    Consistent market share gains in both Specialist market (April and May 2016: +150 bps) and Total market (April and May 2016: +220 bps) bringing Via Varejo’s share of these markets to the highest levels in its history

o    Adjusted EBITDA of R$375 million, with margin of 8.7%

Cnova Brasil:

o    Conclusion of the investigation at Cnova Brasil

o    Increase in share of marketplace in GMV to 16.6%, up 780 bps from 2Q15

o    The key focus of Cnova Brasil is to improve operational management and pursue the growth of its business

	Consolidated (1)						Food Businesses			Via Varejo
(R$ million)(2)	2Q16	2Q15	Δ	1H16	1H15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ

GrossRevenue	18,749	17,904	4.7%	38,812	37,067	4.7%	10,561	9,696	8.9%	4,968	4,863	2.2%
Net Revenue	16,684	16,112	3.5%	34,458	33,327	3.4%	9,735	8,953	8.7%	4,321	4,307	0.3%
Gross Profit	4,243	3,864	9.8%	8,157	8,003	1.9%	2,377	2,178	9.1%	1,660	1,407	18.0%
Gross Margin	25.4%	24.0%	140 bps	23.7%	24.0%	-30 bps	24.4%	24.3%	10 bps	38.4%	32.7%	570 bps
Selling, General and Adm. Expenses	(3,541)	(3,167)	11.8%	(6,994)	(6,349)	10.1%	(1,860)	(1,662)	11.9%	(1,303)	(1,183)	10.1%
% of Net Revenue	21.2%	19.7%	150 bps	20.3%	19.1%	120 bps	19.1%	18.6%	50 bps	30.2%	27.5%	270 bps
Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(549)	(153)	259.5%	(252)	(72)	248.1%	(39)	26	n.a.
EBITDA (3)	279	683	-59.2%	737	1,631	-54.8%	300	482	-37.8%	336	275	22.0%
EBITDA Margin	1.7%	4.2%	-250 bps	2.1%	4.9%	-280 bps	3.1%	5.4%	-230 bps	7.8%	6.4%	140 bps
Adjusted EBITDA(4)	760	768	-1.0%	1,286	1,784	-27.9%	551	554	-0.5%	375	249	50.8%
Adjusted EBITDA Margin	4.6%	4.8%	-20 bps	3.7%	5.4%	-170 bps	5.7%	6.2%	-50 bps	8.7%	5.8%	290 bps
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%	(239)	(171)	40.3%	(260)	(188)	38.8%
% of Net Revenue	3.5%	2.6%	90 bps	2.6%	2.1%	50 bps	2.5%	1.9%	60 bps	6.0%	4.4%	160 bps
Net Income (Loss) - Company	(583)	(13)	n.a.	(739)	238	n.a.	(109)	102	n.a.	17	21	-19.7%
Net Margin	-3.5%	-0.1%	-340 bps	-2.1%	0.7%	-280 bps	-1.1%	1.1%	-220 bps	0.4%	0.5%	-10 bps
Net Income (Loss) - Controlling Shareholders	(276)	66	n.a.	(327)	258	n.a.	(107)	105	n.a.	7	9	-19.7%
Net Margin	-1.7%	0.4%	-210 bps	-0.9%	0.8%	-170 bps	-1.1%	1.2%	-230 bps	0.2%	0.2%	0 bps
Adjusted Net Income (Loss) - Controlling Shareholders (5)	3	128	-97.9%	(6)	354	n.a.	93	160	-41.9%	19	2	n.a.
Adjusted Net Margin	0.0%	0.8%	-80 bps	0.0%	1.1%	-110 bps	1.0%	1.8%	-80 bps	0.4%	0.0%	40 bps

(1) Includes the results of Cnova (Cnova Brazil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA Adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (5) Net Income Adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

Sales Performance

Net Total Store Sales
		2Q16 x 2Q15
(R$ million)	2Q16	Δ	Δ(1)
Consolidated (2)	16,684	3.5%	4.9%
Food Businesses	9,735	8.7%	11.3%
Multivarejo (3)	6,389	-1.8%	1.4%
Assaí	3,347	36.9%	37.6%
Non-Food Businesses	6,965	-3.0%	-3.0%
Cnova	2,627	-7.9%	-7.9%
Via Varejo (4)	4,338	0.3%	0.3%

Δ Net 'Same-Store' Sales
	2Q16(1)	1Q16(1)
Consolidated (2)	3.2%	-0.4%
Multivarejo + Assaí	7.1%	3.1%
Via Varejo (4)	2.6%	-11.8%

(1) Adjusted for the calendar effect of 3.2% (2Q16) and -3.6% (1Q16) at Multivarejo and 0.7% (2Q16) and -1.0% (1Q16) at Assaí; (2) Not including revenue from intercompany transactions; (3) Extra and Pão de Açúcar. Includes revenue from leasing of commercial centers; (4) Includes revenue from intercompany transactions.

Sales Performance – Consolidated

▪  In 2Q16, consolidated net sales totaled R$16.7 billion, up 4.9% after adjusting for the calendar effect, with the highlights being the solid performance by Assaí, improved sales trend at Multivarejo and the ongoing recovery at Via Varejo;

▪  In the Food segment (Multivarejo + Assaí), net sales grew 11.3% adjusted for the calendar effect, which is the strongest result since 3Q14, reflecting the continued strong growth at Assaí (+37.6%) and the better sales trend at Multivarejo (+1.4%), driven by the commercial actions implemented throughout the quarter;

▪  Via Varejo continued the sales recovery trend observed in prior quarters, posting its best performance since 1Q15, with growth of 0.3%, or 2.6% on a same-store basis, which translated into market share gains;

▪  Nine stores were opened in the quarter, seven of them in the food segment (five Minuto Pão de Açúcar and one Assaí and Pão de Açúcar each), and one Casas Bahia and Ponto Frio store each. A total of 59 stores were opened in the last 12 months.

Food Segment (Multivarejo + Assaí)

▪  Consolidated net sales in the quarter totaled R$9.7 billion, up 11.3% after adjusting for the calendar effect. This result reflects the combination of the solid performance by Assaí, which has been gradually expanding its share of food segment sales (34%), and the sales volume growth at Multivarejo. The opening of 51 stores in the last 12 months also helped drive sales growth in the period;

▪  On a same-store basis and adjusted for the calendar effect, food segment sales grew 7.1%, the highest since 3Q14. This expansion was mainly driven by sales volume growth at Multivarejo during the quarter, thanks to new commercial actions, and by the continued acceleration of sales at Assaí;

▪  Significant growth in the food category at Multivarejo, which registered a stronger sales trend in virtually all banners. Worth noting was the gradual improvement in sales and volume at the Extra banner during the quarter, driven by the new commercial actions launched at hypermarkets and supermarkets:

i)               “1,2,3 Savings Steps": campaign launched in April that offers progressive discounts to customers, starting with 20% on the purchase of the first unit and increasing to 33% on the third unit, to meet all their food, home care and personal care needs.

ii)             "Hyper-fair": event launched in May focusing on offering competitive daily prices for the Fresh Produce category; and

iii)            "Lowest Price": campaign launched in June, which offers the lowest price for a selection of products that represent the basic everyday needs of consumers.

▪  As in prior quarters, Assaí posted robust net sales growth of 37.6% adjusted for the calendar effect, which is the best performance since 2Q14, reflecting the strong double-digit same-store sales growth, driven by the correct positioning of the format in the current economic scenario and by organic growth. One store was opened in the quarter, the first in the North region (Manaus), bring the total store openings in the last 12 months to 10. In addition, 2 Extra Hiper stores are in the process of conversion as part of the banner's store expansion plan for the year.

Via Varejo

▪  On a same-store basis, net sales in 2Q16 advanced 2.6%. Total sales grew 0.3%, still affected by the store closures in 2H15 and 1Q16. Sales growth in the period was supported by the implementation of strategic actions, which included: (i) banner conversions (growth of 1,130 bps above Via Varejo’s average); (ii) mobile store-in-store (growth of 250 bps above Via Varejo’s average); (iii) solid performance of service revenue; and (iv) effective and unique product assortment at stores, giving the sales teams the tools needed to leverage the sales conversion rate;

▪  Via Varejo remains strongly focused on improving sales and consistently gaining market share. According to the Monthly Retail Survey (PMC) published by the IBGE, the furniture and electronics/home appliance market in April and May contracted by 6.7% compared to the same period in 2015, which, given the positive growth in net sales in 2Q16, suggests that Via Varejo has been gaining structural market share in both the specialty(1) and total(2) markets, bringing the share in both markets to levels similar to the highest market share in the history of Via Varejo;

▪  For the coming quarters, Via Varejo will continue to focus on capturing operating efficiency gains at its stores, while advancing on the implementation of strategic projects, on improving its customer service and on monitoring its cost and expense structure in order to optimize its results and profitability for fiscal year 2016. These operational drivers, combined with the strategy based on price competitiveness and offering an effective product assortment, will further leverage its competitive advantages and the strength of the Casas Bahia and Pontofrio brands.

Cnova Brasil

▪  GMV in 2Q16 amounted to €396 million (R$1,567 million), which corresponds to a reduction of 19.7% per year in constant currency. In the same period, GMV’s share of marketplace reached 16.6% (+780 bps in the annual comparison). On June 30, 2016, we had over 3,500 vendors in the marketplace.

▪  Traffic in 2Q16 grew 21.4% a year to 257 million visits, with mobile devices accounting for 43.6% of total traffic.

▪  Improvements in customer service during the quarter include lower stockout rate (8%) of top selling products, better call center service and conclusion of ERP migration.

(1) Specialty market: Includes specialty retailers only.

(2) Total market: Includes specialty retailers, supermarkets and purely online competitors.

Operating Performance

Consolidated
(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	18,749	17,904	4.7%	38,812	37,067	4.7%
Net Revenue	16,684	16,112	3.5%	34,458	33,327	3.4%
Gross Profit	4,243	3,864	9.8%	8,157	8,003	1.9%
Gross Margin	25.4%	24.0%	140 bps	23.7%	24.0%	-30 bps
Selling Expenses	(3,083)	(2,770)	11.3%	(6,047)	(5,491)	10.1%
General and Administrative Expenses	(458)	(396)	15.6%	(946)	(858)	10.3%
Selling, General and Adm. Expenses	(3,541)	(3,167)	11.8%	(6,994)	(6,349)	10.1%
% of Net Revenue	21.2%	19.7%	150 bps	20.3%	19.1%	120 bps
Equity Income	29	34	-15.9%	61	62	-1.2%
Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(549)	(153)	259.5%
Depreciation (Logistic)	30	36	-17.5%	61	68	-10.9%
EBITDA	279	683	-59.2%	737	1,631	-54.8%
EBITDA Margin	1.7%	4.2%	-250 bps	2.1%	4.9%	-280 bps
Adjusted EBITDA (1)	760	768	-1.0%	1,286	1,784	-27.9%
Adjusted EBITDA Margin	4.6%	4.8%	-20 bps	3.7%	5.4%	-170 bps

(1)      EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

The Company's gross margin reached 25.4% in the quarter due to the business mix effect and recognition of tax credits.  Excluding the effect of these credits, gross margins of the businesses were as follows:

(i)     Assaí: gross margin remained stable in relation to 2Q15 (13.8%);

(ii)    Multivarejo: decrease of 160 bps in gross margin due to efforts to drive competitiveness at Extra;

(iii)   Via Varejo: decrease of 70 bps due to efforts to increase competitiveness, compensated by greater efficiency in services;

The increase in selling, general and administrative expenses was 11.8% in 2Q16, mainly due to the business mix effect: growth of 33.1% in Assaí due to strong store expansion in the last 12 months; increase of 7.9% at Multivarejo, lagging inflation in the period; and increase of 10.1% at Via Varejo, impacted by the end of tax relief on payroll.

The Company incurred other operating income and expenses of R$481 million in the quarter. Most of this amount is related to: (i) additional provision for tax contingencies such as PIS and COFINS, income tax and ICMS, after a review by legal advisors, in the amount of R$184 million; (ii) expenses related to Cnova investigation (R$127 million); (iii) integration and restructuring expenses (R$75 million); and (iv) asset write-offs (R$57 million). Adjusted for these effects, EBITDA stood at R$760 million, with margin of 4.6%.

Multivarejo

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	6,929	7,050	-1.7%	14,236	14,197	0.3%
Net Revenue	6,389	6,508	-1.8%	13,129	13,113	0.1%
Gross Profit	1,863	1,841	1.2%	3,617	3,627	-0.3%
Gross Margin	29.2%	28.3%	90 bps	27.6%	27.7%	-10 bps
Selling Expenses	(1,341)	(1,249)	7.4%	(2,653)	(2,446)	8.5%
General and Administrative Expenses	(171)	(153)	12.2%	(341)	(308)	10.8%
Selling, General and Adm. Expenses	(1,513)	(1,401)	7.9%	(2,995)	(2,753)	8.8%
% of Net Revenue	23.7%	21.5%	220 bps	22.8%	21.0%	180 bps
Equity Income	21	24	-13.3%	44	45	-3.2%
Other Operating Revenue (Expenses)	(213)	(76)	178.6%	(267)	(104)	157.3%
Depreciation (Logistic)	13	13	-3.7%	25	26	-4.0%
EBITDA	171	401	-57.4%	425	842	-49.5%
EBITDA Margin	2.7%	6.2%	-350 bps	3.2%	6.4%	-320 bps
Adjusted EBITDA (1)	384	477	-19.6%	692	945	-26.8%
Adjusted EBITDA Margin	6.0%	7.3%	-130 bps	5.3%	7.2%	-190 bps

 (1) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Adjusted EBITDA at Multivarejo stood at R$384 million in 2Q16, with margin of 6.0%, due to the following factors:

▪  Gross Profit of R$1,863 million, with margin of 29.2%:

(i)      Tax credits were recognized, positively impacting gross margin by 250 bps vs. 2Q15;

(ii)     Excluding the effects of these tax credits, the decrease in gross margin was 160 bps, mainly due to efforts to drive competitiveness at Extra. In 2Q16, the banner launched new commercial actions: “1,2,3 Savings Steps”, “Hyper-fair” and “The Lowest Price”. These efforts to increase competitiveness have already positively affected the growth in volume and market share and these results should intensify over the coming quarters.

▪  Selling, general and administrative expenses increased by 7.9% from 2Q15, below inflation in the period. The main impacts were:

(i)      Store expenses remained stable (down 0.1%) due to various efficiency projects implemented at the end of last year and in the first half of 2016, with a reduction of 11.5% in marketing expenses and 1.5% in store personnel expenses, and increase in rental and utilities expenses below inflation (+1.4% and +0.9% respectively)

(ii)     Negative impacts mainly due to:

a.    The increase of R$10 million due to the opening of 41 stores over the last 12 months;

b.   The growth of R$53 million due to higher provisioning for labor contingencies;

c.   The higher levels of default in rental receivables of commercial centers, leading to an increase of R$20 million;

d.   The increase of R$18 million in administrative expenses, mainly related to the projects to improve operating efficiency.

Other Operating Income and Expenses in the quarter totaled R$213 million and are mostly related to the additional provision for tax contingencies (approximately R$150 million), as mentioned in the section Operating Performance - Consolidated, on page 5, as well as restructuring expenses and asset write-offs. Adjusted for this effect, EBITDA stood at R$384 million, with margin of 6.0%.

Assaí

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	3,632	2,646	37.2%	7,046	5,143	37.0%
Net Revenue	3,347	2,445	36.9%	6,495	4,756	36.6%
Gross Profit	514	337	52.6%	943	651	44.9%
Gross Margin	15.4%	13.8%	160 bps	14.5%	13.7%	80 bps
Selling Expenses	(300)	(234)	28.1%	(589)	(451)	30.8%
General and Administrative Expenses	(48)	(27)	76.7%	(88)	(56)	57.9%
Selling, General and Adm. Expenses	(348)	(261)	33.1%	(677)	(506)	33.8%
% of Net Revenue	10.4%	10.7%	-30 bps	10.4%	10.6%	-20 bps
Other Operating Revenue (Expenses)	(39)	4	n.a.	(39)	3	n.a.
Depreciation (Logistic)	1	1	-6.7%	2	2	-4.9%
EBITDA	129	81	58.8%	229	151	52.0%
EBITDA Margin	3.9%	3.3%	60 bps	3.5%	3.2%	30 bps
Adjusted EBITDA (1)	168	77	117.4%	268	147	82.3%
Adjusted EBITDA Margin	5.0%	3.2%	180 bps	4.1%	3.1%	100 bps

(1) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Assaí registered accelerated growth in net sales, which stood at 36.9% in 2Q16, or 37.6% when adjusted for the calendar effect. The banner's consistent performance reflects: (i) strong double-digit same-store sales growth; (ii) strong expansion with 10 new stores opened in the last 12 months; and (iii) the continued increase in customer traffic in the Cash & Carry segment. This solid performance resulted in a higher share of Assaí in the Food segment sales, in which the format already accounts for the highest share (34% in 2Q16).

Gross margin increased 160 bps mainly due to the recognition of tax credits, in addition to the impact of store maturation and evolution of client mix. Excluding the effects of tax credits, gross margin would have remained stable compared to 2Q15 (13.8%).

Selling, general and administrative expenses as a percentage of net sales decreased by 30 bps, mainly due to cost control and higher operating leverage.

Other Operating Income and Expenses in the quarter totaled R$39 million, mainly related to the additional provision for tax contingencies, as explained in the section Operating Performance – Consolidated, on page 5. Adjusted for this effect, EBITDA stood at R$168 million.

Via Varejo (1)

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	4,968	4,863	2.2%	10,379	10,948	-5.2%
Net Revenue	4,321	4,307	0.3%	9,010	9,678	-6.9%
Gross Profit	1,660	1,407	18.0%	3,094	3,186	-2.9%
Gross Margin	38.4%	32.7%	570 bps	34.3%	32.9%	140 bps
Selling Expenses	(1,171)	(1,084)	8.0%	(2,279)	(2,188)	4.2%
General and Administrative Expenses	(132)	(99)	32.8%	(279)	(253)	10.5%
Selling, General and Adm. Expenses	(1,303)	(1,183)	10.1%	(2,558)	(2,441)	4.8%
% of Net Revenue	30.2%	27.5%	270 bps	28.4%	25.2%	320 bps
Equity Income	8	10	-21.9%	17	17	4.2%
Other Operating Revenue (Expenses)	(39)	26	n.a.	(80)	32	n.a.
Depreciation (Logistic)	10	14	-32.3%	20	28	-27.9%
EBITDA	336	275	22.0%	493	821	-40.0%
EBITDA Margin	7.8%	6.4%	140 bps	5.5%	8.5%	-300 bps
Adjusted EBITDA (2)	375	249	50.8%	573	789	-27.4%
Adjusted EBITDA Margin	8.7%	5.8%	290 bps	6.4%	8.2%	-180 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Adjusted EBITDA stood at R$375 million in 2Q16, with margin of 8.7%, due to the following factors:

▪  Gross margin of 38.4%

(i)    Tax credits were recognized, positively impacting gross margin by 650 bps compared to 2Q15. Gross profit in 2Q16 reflects the competitiveness strategy and consistent market share gains captured since 4Q15;

(ii)   Positive impact of 120 bps due to the end of tax relief on payroll in 2Q16.

(iii)  In January 2016, Via Varejo started to pay PIS and Cofins taxes on products that previously benefitted from the Lei do Bem tax incentive. The tax incentive benefited technology and IT products (e.g. mobile phones and computers) priced at up to R$1,500.00. The additional taxation in 2Q16 produced a negative impact of 240 bps on EBITDA margin.

▪  Selling, general and administrative expenses as a percentage of net sales increased 270 bps:

(i)    Negative impact of 250 bps due to the impact of the end of tax relief and collective bargaining on payroll;

;

Financial Result

Consolidated

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Financial Revenue	115	234	-50.7%	309	450	-31.2%
Financial Expenses	(706)	(650)	8.5%	(1,216)	(1,149)	5.9%
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%
% of Net Revenue	3.5%	2.6%	90 bps	2.6%	2.1%	50 bps

Charges on Net Bank Debt	(223)	(159)	40.0%	(342)	(244)	40.0%
Cost of Discount of Receivables of Payment Book	(87)	(79)	9.9%	(171)	(167)	2.3%
Cost of Sale of Receivables of Credit Card	(239)	(228)	4.9%	(324)	(319)	1.6%
Restatement of Other Assets and Liabilities	(42)	49	n.a.	(71)	32	n.a.
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%

The Company's cash management strategy is determined by the following variables: (i) cash requirements; (ii) cost of advancing; and (iii) analysis of other lines of credit and the costs involved determined significant variations in the volumes of receivables advanced in the first half of the year. For better comprehension of the financial results, eliminating possible distortions between the quarters, the following explanations consider the main variations in 1H16 compared to 1H15.

In 1H16, net financial expense increased 29.8% to R$907 million, above the 13% variation in interest rates (measured by average CDI) in the period. The main variations in net financial result were:

§  Net debt charges increased R$98 million or 40.0%, reflecting the lower average cash balance in the period, due to the policy of advancement of receivables and specific payments at Multivarejo (Morzan indemnity and other indemnities related to periods before the association with Casas Bahia) of approximately R$400 million, among other factors;

§   Increase of R$9 million or 1.9% in the cost of advancing these credit card and payment book receivables, significantly lower than the increase in CDI, due to the lower advanced volume as a result of the decrease in sales in non-food categories compared to the same period the previous year, in addition to the maintenance of approximately R$2 billion in credit card receivables that were not advanced.

§  The change of R$103 million in Restatement of Other Assets and Liabilities is mainly related to additional expenses with guarantees, interest, fines and the negative effect of the Cdiscount financial result in 1H16, in addition to positive impacts in 1H15 from the monetary restatement of taxes recoverable and restatements of real estate projects (INCC).

Net Income

	Consolidated						Food Businesses			Via Varejo

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ	2Q16	2Q15	Δ%	2Q16	2Q15	Δ%

EBITDA	279	683	-59.2%	737	1,631	-54.8%	300	482	-37.8%	336	275	22.0%
Depreciation (Logistic)	(30)	(36)	-17.5%	(61)	(68)	-10.9%	(14)	(14)	-4.0%	(10)	(14)	-32.3%
Depreciation and Amortization	(251)	(239)	4.8%	(501)	(469)	6.9%	(178)	(169)	5.5%	(43)	(45)	-3.6%
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%	(239)	(171)	40.3%	(260)	(188)	38.8%
Income (Loss)before Income Tax	(593)	(9)	n.a.	(732)	395	n.a.	(132)	128	n.a.	23	29	-20.3%
Income Tax	10	(4)	n.a.	(7)	(157)	-95.5%	23	(26)	n.a.	(6)	(7)	-22.1%
Net Income (Loss) - Company	(583)	(13)	n.a.	(739)	238	n.a.	(109)	102	n.a.	17	21	-19.7%
Net Margin	-3.5%	-0.1%	-340 bps	-2.1%	0.7%	-280 bps	-1.1%	1.1%	-220 bps	0.4%	0.5%	-10 bps
Net Income (Loss) - Controlling Shareholders	(276)	66	n.a.	(327)	258	n.a.	(107)	105	n.a.	7	9	-19.7%
Net Margin - Controllings Shareholders	-1.7%	0.4%	-210 bps	-0.9%	0.8%	-170 bps	-1.1%	1.2%	-230 bps	0.2%	0.2%	0 bps

Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(549)	(153)	259.5%	(252)	(72)	248.1%	(39)	26	n.a.
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	67	12	477.5%	95	21	362.2%	52	17	199.7%	13	(9)	n.a.
Adjusted Net Income (Loss)- Company (1)	(168)	60	n.a.	(285)	370	n.a.	91	156	-42.0%	43	4	n.a.
Adjusted Net Margin - Company	-1.0%	0.4%	-140 bps	-0.8%	1.1%	-190 bps	0.9%	1.7%	-80 bps	1.0%	0.1%	90 bps
Adjusted Net Income (Loss)- Controlling Shareholders (1)	3	128	-97.9%	(6)	354	n.a.	93	160	-41.9%	19	2	n.a.
Adjusted Net Margin - Controlling Shareholders	0.0%	0.8%	-80 bps	0.0%	1.1%	-110 bps	1.0%	1.8%	-80 bps	0.4%	0.0%	40 bps

(1) Net Income adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

Net income attributable to controlling shareholders, adjusted for other operating income and expenses, totaled R$3 million.

In the food segment, note the 57.3% net income growth at Assaí, which is higher than the banner's sales growth in the quarter. This result contributed to the net income attributable to controlling shareholders in the Food segment, which stood at R$93 million after adjusting for other operating income and expenses.

Via Varejo's net income adjusted for other operating income and expenses amounted to R$19 million.

Indebtedness

Consolidated

(R$ million)	06.30.2016	06.30.2015

Short Term Debt	(3,759)	(2,462)
Loans and Financing	(3,184)	(781)
Debentures and Promissory Notes	(575)	(1,681)
Long Term Debt	(2,701)	(3,750)
Loans and Financing	(1,803)	(2,854)
Debentures	(898)	(897)
Total Gross Debt	(6,460)	(6,213)
Cash and Financial investments	3,716	6,811
Net Cash (Debt)	(2,744)	599
EBITDA(1)	1,931	4,365
Net Cash (Debt) / EBITDA(1)	-1.42x	0.14x

Payment Book - Short Term	(2,355)	(2,311)
Payment Book - Long Term	(193)	(99)
Net Debt with Payment Book	(5,292)	(1,811)
Net Debt with Payment Book / EBITDA(1)	-2.74x	-0.41x

On balance Credit Card Receivables	1,997	158
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(3,295)	(1,653)
Net Debt with Payment Book and Credit Card Receivables not sold(2) / EBITDA(1)	-1.71x	-0.38x

The Company ended 2Q16 with a strong reserve of cash and financial investments of R$3.7 billion, and a balance of approximately R$2 billion in unsold receivables with immediate liquidity if necessary.

Gross debt stood at R$6.5 billion at end-June 2016, similar to the level at end-June 2015. Note that the Company has approximately R$1.3 billion in pre-approved/confirmed credit facilities.

The R$1.6 billion increase in net debt(2) at end-June 2016 compared to end-June 2015 mainly reflects the increase in the debt at Cnova, of approximately R$1.1 billion, and specific payments at Multivarejo in the amount of approximately R$400 million, as described in the section “Financial Result”, on page 10.

Consequently, net debt(2) stood at R$3.3 billion at end-June 2016, with the net debt(2)/EBITDA(1) ratio increasing from 0.38 times in 2Q15 to 1.71 times in 2Q16.

(1)      EBITDA in the last 12 months.

(2)      Includes unsold credit card receivables of R$1,997 million in 2Q16 and R$158 million in 2Q15.

Simplified Cash Flow Statement

Consolidated

(R$ million)	2Q16	2Q15	1H16	1H15

Cash Balance at Beginning of Period	4,448	6,145	11,015	11,149

Cash Flow from Operating Activities	90	2,180	(7,885)	(2,459)
EBITDA	279	683	737	1,631
Cost of Sale of Receivables	(326)	(307)	(495)	(486)
Working Capital	639	1,839	(7,169)	(2,479)
Assets and Liabilities Variation	(502)	(34)	(958)	(1,125)
Cash Flow from Investment Activities	(199)	(466)	(462)	(945)
Net Investment	(199)	(466)	(553)	(952)
Acquisition / Sale of Interest and Others	-	-	91	7

Change on net cash after investments	(109)	1,714	(8,347)	(3,404)

Cash Flow from Financing Activities	(613)	(1,046)	1,054	(936)
Dividends Payments and Others	(3)	(358)	(4)	(358)
Net Payments	(610)	(688)	1,058	(578)

Change on Net Cash	(722)	668	(7,293)	(4,340)

Exchange Rate	(10)	(2)	(6)	2

Cash Balance at End of Period	3,716	6,811	3,716	6,811

Net Debt	(2,744)	599	(2,744)	599

The Company's cash stood at R$3.716 billion at the end of 1H16. Changes from the same period the previous year were mainly due to the following factors:

▪  EBITDA impacted by more cautious consumer behavior, mainly impacting non-food sales;

▪  The cash management strategy adopted by the Company led to lower volume of receivables advanced and negatively impacted working capital by approximately R$1.8 billion in the quarter. Note that this variation was also impacted by the significant improvement in the gap between inventories and suppliers over the course of 2015;

▪  Specific payments at Multivarejo of approximately R$400 million, as mentioned in the section "Financial Result”, on page 10;

▪  Deterioration of Cnova debt by approximately R$1.1 billion.

            Capital Expenditure (Capex)

	Consolidated						Food Businesses			Via Varejo

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ

New stores and land acquisition	96	122	-21.4%	200	259	-22.6%	93	101	-7.6%	3	21	-87.3%
Store renovations and conversions	190	169	12.9%	332	293	13.3%	171	136	26.4%	19	33	-42.5%
Infrastructure and Others	134	249	-46.0%	338	439	-22.8%	55	108	-48.9%	14	66	-79.0%
Non-cash Effect
Financing Assets	(127)	(69)	83.2%	(210)	(4)	4816.3%	(118)	(49)	137.5%	-	(20)	n.a.
Total	293	470	-37.6%	661	986	-33.0%	202	295	-31.4%	36	101	-64.5%

Consolidated capex in the quarter totaled R$293 million, of which 69% was invested in the Food segment.

In terms of store openings in the period, the Company opened five Minuto Pão de Açúcar stores and one Assaí, Pão de Açúcar, Casas Bahia and Ponto Frio store each.

In the Food segment, it is important to highlight the opening of the first Assaí store in the North region. Another 10 Assaí stores are under construction, of which two are Extra Hiper stores in the process of being converted to Assaí, which will serve as pilots for additional conversions in the coming years.

Via Varejo will continue to focus on implementing strategic projects: i) store renovations for the new store-in-store mobile concept (307 stores)(1) and; ii) conversion to Casas Bahia stores (82 stores) (1).

(1)     In the last 12 months.

Appendix I - Cnova Investigation

As announced by the Company and by its subsidiary Cnova NV, the investigation of Cnova Brasil has been completed. The total effect of adjustments made at Cnova N.V. was a negative impact of R$557 million, including adjustments resulting from the investigation launched on December 18, 2015, the effects of the change in accounting practices and the reassessment of the recoverability of deferred taxes at Cnova N.V., Cnova Brasil and Cdiscount. In the Company's consolidated financial statements for the fiscal year ended December 31, 2015 and disclosed on February 24, 2016, some of these effects had already been identified and recorded.

The following table reconciles the final amounts and the additional effects reported in these restated financial statements for December 31, 2015, as well as the allocation of effects by fiscal year. The amounts below are in R$ million:

	Adjustments		Effect on
	made and		shareholders		Effect on				Effect on
	reported on	Other	Equity on		shareholders	Effect on	Effect on	Effect on	12/31/2015
	12/31/15	adjustments	12/31/2015		Equity on	12/31/2014	12/31/2013	12/31/2012	and previous
	(i)	made in 2015	restated (iv)	Final amount	12/31/2015	Results	Results	Results	Results
Adjustments resulting from the investigation	(177)	(34)	(146)	(357)	-	(83)	(186)	(6)	(82)
Change in accounting practice (ii)	-	(18)	-	(18)	-	(5)	10	(10)	(13)
Revaluation of deferred income tax - Cnova
Brasil (iii)	-	(24)	(60)	(84)	-	(84)	-	-	-
Revaluation of deferred income tax - Cnova
N.V. and Cdiscount (iii)	-	-	(98)	(98)	(53)	(45)	-	-	-
Total	(177)	(76)	(304)	(557)	(53)	(217)	(176)	(16)	(95)

(i)         Adjustments identified by the investigation team and reported in the financial statements, originally published on February 24, 2016, disclosed in Note 1.4;

(ii)        Change in accounting practice for booking storage costs under inventory, already reported in the financial statements originally published on December 31, 2015;

(iii)       On December 31, 2015, the Company had partially written off the deferred income tax of Cnova Brasil based on the facts and circumstances available at the time;

(iv)       Effect on Shareholders Equity as of 12/31/2015 restated as of 7/27/2016.

The figures in this earnings release for 2Q16, as well as figures presented in comparison with 2Q16 figures, already reflect the restatement of the Company's financial statements as a result of the adjustments at Cnova.

The impacts from the restatements of adjustments made in 2015 and 2016 by quarter are presented below, in millions of R$:

	Consolidated
					Accumulated
	Effect on	Effect on	Effect on	Effect on	Effect in	Effect on
	1Q15	2Q15	3Q15	4Q15	2015	1T16

Net Sales from Goods and/or Services	(23)	6	13	109	105	20
Cost of Goods Sold and/or Services Sold	29	14	(14)	38	68	22
Selling Expenses	(5)	(1)	(4)	(11)	(22)	-
General and Administrative Expenses	(2)	(0)	(3)	(1)	(6)	-
Depreciation/Amortization	2	0	0	0	2	-
Other Operating Expenses	-	-	-	0	0	-
Financial Income	(1)	(3)	(1)	(1)	(5)	-
Income tax and Social Contribution	-	-	-	(104)	(104)	(20)
Net Income (loss)	-	16	(9)	31	38	22
Net Income / loss attributable to Owners of the Company	-	6	(3)	11	14	8
Net Income / loss attributable to Non-controlling Interests	-	10	(5)	20	24	14

	Consolidated

	03.31.2015	06.30.2015	09.30.2015	12.31.2015	03.31.2016
Trade Receivables	(30)	(26)	(22)	(8)	(8)
Other Receivables	(34)	(40)	(49)	17	17
Inventories	(34)	(38)	(46)	(24)	(24)
Others		-	-	(1)	(1)
Income tax and Social Contribution	2	(4)	(6)	-	-
Deferred Taxes - short term	-	-	-	(158)	(178)
Other Intangibles	-	-	-	(21)	(21)
Operating Fixed Assets	(63)	(65)	(68)	(66)	(66)
Total Assets	(159)	(173)	(191)	(261)	(279)

National Suppliers	84	60	55	23	2
Deferred revenue	(2)	(2)	-	-	-
Demais Contas a Pagar	47	41	35	20	1
Shareholders Equity	(288)	(272)	(281)	(304)	(282)
Total Liabilities	(159)	(173)	(191)	(261)	(279)

Appendix II - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Bricks and mortar (sale of home appliances and furniture) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	06.30.2016	03.31.2016	06.30.2015	06.30.2016	03.31.2016	06.30.2015

Current Assets	19,448	21,076	19,375	7,956	8,010	7,041
Cash and Marketable Securities	3,716	4,448	6,811	1,426	2,386	2,408
Accounts Receivable	4,310	5,321	2,636	1,073	247	151
Credit Cards	1,982	2,851	158	820	37	39
Payment book	1,806	1,815	1,986	-	-	-
Sales Vouchers and Others	792	804	692	180	136	104
Allowance for Doubtful Accounts	(357)	(360)	(342)	(2)	(2)	(1)
Resulting from Commercial Agreements	87	211	142	74	76	9
Inventories	8,943	9,161	8,212	4,425	4,487	3,852
Recoverable Taxes	1,547	1,228	988	616	429	213
Noncurrent Assets for Sale	9	13	22	8	8	8
Dividends Receivable	-	-	27	-	-	19
Expenses in Advance and Other Accounts Receivables	923	905	679	408	452	390
Noncurrent Assets	22,586	22,408	22,114	16,113	15,928	15,624
Long-Term Assets	5,113	4,983	5,048	1,960	1,906	2,057
Accounts Receivables	119	123	78	-	-	-
Credit Cards	15	29	-	-	-	-
Payment Book	119	106	87	-	-	-
Allowance for Doubtful Accounts	(15)	(12)	(9)	-	-	-
Recoverable Taxes	2,473	2,419	2,507	569	550	555
Deferred Income Tax and Social Contribution	330	364	500	16	44	84
Amounts Receivable from Related Parties	342	312	357	77	63	195
Judicial Deposits	1,151	1,067	945	629	583	578
Expenses in Advance and Others	699	698	661	669	666	644
Investments	469	439	507	303	282	313
Property and Equipment	10,532	10,419	10,023	9,032	8,911	8,482
Intangible Assets	6,472	6,567	6,537	4,819	4,829	4,771
TOTAL ASSETS	42,034	43,484	41,490	24,069	23,939	22,665

LIABILITIES

	Consolidated			Food Businesses
	06.30.2016	03.31.2016	06.30.2015	06.30.2016	03.31.2016	06.30.2015

Current Liabilities	21,668	22,692	19,313	9,087	8,946	6,812
Suppliers	10,268	10,849	10,291	4,470	4,312	3,662
Suppliers ('Forfait')	430	350	-	-	-	-
Loans and Financing	3,184	3,190	781	2,390	2,351	418
Payment Book (CDCI)	2,355	2,293	2,311	-	-	-
Debentures	575	522	1,681	575	522	1,260
Payroll and Related Charges	1,052	1,001	805	556	543	432
Taxes and Social Contribution Payable	729	932	684	179	180	166
Dividends Proposed	3	2	1	0	0	1
Financing for Purchase of Fixed Assets	113	70	72	86	48	72
Rents	119	133	92	77	90	69
Acquisition of Companies	82	80	77	82	80	77
Debt with Related Parties	1,247	1,446	1,286	363	173	316
Advertisement	67	83	78	50	62	34
Provision for Restructuring	8	10	8	4	6	6
Advanced Revenue	350	426	309	56	132	119
Others	1,086	1,305	837	200	449	180
Long-Term Liabilities	7,484	7,517	7,767	5,193	5,097	5,997
Loans and Financing	1,803	2,052	2,854	1,653	1,650	2,431
Payment Book (CDCI)	193	171	99	-	-	-
Debentures	898	898	897	898	898	897
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of Companies	23	27	62	-	-	62
Deferred Income Tax and Social Contribution	1,058	1,148	1,214	1,031	1,119	1,185
Tax Installments	555	563	587	554	563	587
Provision for Contingencies	1,784	1,437	1,310	992	802	760
Advanced Revenue	1,117	1,171	690	29	30	36
Others	49	47	51	33	31	35
Shareholders' Equity	12,883	13,276	14,410	9,789	9,895	9,856
Capital	6,807	6,806	6,805	5,374	5,135	4,683
Capital Reserves	313	308	291	313	308	291
Profit Reserves	3,006	3,282	3,639	2,978	3,381	3,736
Adjustment of Equity Valuation	(12)	(71)	(8)	(14)	(68)	(8)
Minority Interest	2,769	2,951	3,683	1,138	1,140	1,154
TOTAL LIABILITIES	42,034	43,484	41,490	24,069	23,939	22,665

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	2Q16	2Q15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ

Gross Revenue	18,749	17,904	4.7%	10,561	9,696	8.9%	6,929	7,050	-1.7%	3,632	2,646	37.2%	4,968	4,863	2.2%
Net Revenue	16,684	16,112	3.5%	9,735	8,953	8.7%	6,389	6,508	-1.8%	3,347	2,445	36.9%	4,321	4,307	0.3%
Cost of Goods Sold	(12,411)	(12,212)	1.6%	(7,345)	(6,760)	8.6%	(4,513)	(4,654)	-3.0%	(2,832)	(2,107)	34.4%	(2,651)	(2,885)	-8.1%
Depreciation (Logistic)	(30)	(36)	-17.5%	(14)	(14)	-4.0%	(13)	(13)	-3.7%	(1)	(1)	-6.7%	(10)	(14)	-32.3%
Gross Profit	4,243	3,864	9.8%	2,377	2,178	9.1%	1,863	1,841	1.2%	514	337	52.6%	1,660	1,407	18.0%
Selling Expenses	(3,083)	(2,770)	11.3%	(1,641)	(1,483)	10.7%	(1,341)	(1,249)	7.4%	(300)	(234)	28.1%	(1,171)	(1,084)	8.0%
General and Administrative Expenses	(458)	(396)	15.6%	(219)	(180)	21.9%	(171)	(153)	12.2%	(48)	(27)	76.7%	(132)	(99)	32.8%
Selling, General and Adm. Expenses	(3,541)	(3,167)	11.8%	(1,860)	(1,662)	11.9%	(1,513)	(1,401)	7.9%	(348)	(261)	33.1%	(1,303)	(1,183)	10.1%
Equity Income	29	34	-15.9%	21	24	-13.3%	21	24	-13.3%	-	-	n.a.	8	10	-21.9%
Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(252)	(72)	248.1%	(213)	(76)	178.6%	(39)	4	n.a.	(39)	26	n.a.
Depreciation and Amortization	(251)	(239)	4.8%	(178)	(169)	5.5%	(147)	(145)	1.3%	(32)	(24)	31.4%	(43)	(45)	-3.6%
Earnings before interest and Taxes - EBIT	(2)	407	n.a.	108	298	-63.9%	11	242	-95.4%	96	56	72.0%	283	217	30.9%
Financial Revenue	115	234	-50.7%	52	111	-53.2%	42	106	-60.5%	10	5	106.4%	57	112	-49.1%
Financial Expenses	(706)	(650)	8.5%	(291)	(281)	3.5%	(252)	(257)	-1.9%	(39)	(24)	60.4%	(317)	(299)	6.0%
Net Financial Result	(590)	(416)	41.8%	(239)	(171)	40.3%	(210)	(151)	39.2%	(29)	(19)	49.0%	(260)	(188)	38.8%
Income (Loss) Before Income Tax	(593)	(9)	n.a.	(132)	128	n.a.	(199)	91	n.a.	68	37	84.2%	23	29	-20.3%
Income Tax	10	(4)	n.a.	23	(26)	n.a.	52	(14)	n.a.	(29)	(12)	137.0%	(6)	(7)	-22.1%
Net Income (Loss) - Company	(583)	(13)	n.a.	(109)	102	n.a.	(147)	77	n.a.	38	24	57.3%	17	21	-19.7%
Minority Interest - Noncontrolling	(307)	(80)	285.4%	(2)	(4)	-37.8%	(2)	(4)	-37.8%	-	-	n.a.	10	12	-19.7%
Net Income (Loss) - Controlling Shareholders (1)	(276)	66	n.a.	(107)	105	n.a.	(145)	81	n.a.	38	24	57.3%	7	9	-19.7%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	279	683	-59.2%	300	482	-37.8%	171	401	-57.4%	129	81	58.8%	336	275	22.0%
Adjusted EBITDA (2)	760	768	-1.0%	551	554	-0.5%	384	477	-19.6%	168	77	117.4%	375	249	50.8%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	2Q16	2Q15		2Q16	2Q15		2Q16	2Q15		2Q16	2Q15		2Q16	2Q15

Gross Profit	25.4%	24.0%		24.4%	24.3%		29.2%	28.3%		15.4%	13.8%		38.4%	32.7%
Selling Expenses	18.5%	17.2%		16.9%	16.6%		21.0%	19.2%		9.0%	9.6%		27.1%	25.2%
General and Administrative Expenses	2.7%	2.5%		2.2%	2.0%		2.7%	2.3%		1.4%	1.1%		3.1%	2.3%
Selling, General and Adm. Expenses	21.2%	19.7%		19.1%	18.6%		23.7%	21.5%		10.4%	10.7%		30.2%	27.5%
Equity Income	0.2%	0.2%		0.2%	0.3%		0.3%	0.4%		0.0%	0.0%		0.2%	0.2%
Other Operating Revenue (Expenses)	2.9%	0.5%		2.6%	0.8%		3.3%	1.2%		1.2%	-0.2%		0.9%	-0.6%
Depreciation and Amortization	1.5%	1.5%		1.8%	1.9%		2.3%	2.2%		0.9%	1.0%		1.0%	1.0%
EBIT	0.0%	2.5%		1.1%	3.3%		0.2%	3.7%		2.9%	2.3%		6.6%	5.0%
Net Financial Revenue (Expenses)	3.5%	2.6%		2.5%	1.9%		3.3%	2.3%		0.9%	0.8%		6.0%	4.4%
Income (Loss) Before Income Tax	-3.6%	-0.1%		-1.4%	1.4%		-3.1%	1.4%		2.0%	1.5%		0.5%	0.7%
Income Tax	0.1%	0.0%		0.2%	-0.3%		0.8%	-0.2%		-0.9%	-0.5%		-0.1%	-0.2%
Net Income (Loss) - Company	-3.5%	-0.1%		-1.1%	1.1%		-2.3%	1.2%		1.1%	1.0%		0.4%	0.5%
Minority Interest - noncontrolling	-1.8%	-0.5%		0.0%	0.0%		0.0%	-0.1%		0.0%	0.0%		0.2%	0.3%
Net Income (Loss) - Controlling Shareholders (1)	-1.7%	0.4%		-1.1%	1.2%		-2.3%	1.2%		1.1%	1.0%		0.2%	0.2%
EBITDA	1.7%	4.2%		3.1%	5.4%		2.7%	6.2%		3.9%	3.3%		7.8%	6.4%
Adjusted EBITDA (2)	4.6%	4.8%		5.7%	6.2%		6.0%	7.3%		5.0%	3.2%		8.7%	5.8%
(1)Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ

Gross Revenue	38,812	37,067	4.7%	21,282	19,340	10.0%	14,236	14,197	0.3%	7,046	5,143	37.0%	10,379	10,948	-5.2%
Net Revenue	34,458	33,327	3.4%	19,623	17,869	9.8%	13,129	13,113	0.1%	6,495	4,756	36.6%	9,010	9,678	-6.9%
Cost of Goods Sold	(26,240)	(25,255)	3.9%	(15,035)	(13,562)	10.9%	(9,486)	(9,459)	0.3%	(5,549)	(4,103)	35.3%	(5,897)	(6,464)	-8.8%
Depreciation (Logistic)	(61)	(68)	-10.9%	(28)	(29)	-4.1%	(25)	(26)	-4.0%	(2)	(2)	-4.9%	(20)	(28)	-27.9%
Gross Profit	8,157	8,003	1.9%	4,561	4,278	6.6%	3,617	3,627	-0.3%	943	651	44.9%	3,094	3,186	-2.9%
Selling Expenses	(6,047)	(5,491)	10.1%	(3,243)	(2,896)	12.0%	(2,653)	(2,446)	8.5%	(589)	(451)	30.8%	(2,279)	(2,188)	4.2%
General and Administrative Expenses	(946)	(858)	10.3%	(429)	(364)	18.0%	(341)	(308)	10.8%	(88)	(56)	57.9%	(279)	(253)	10.5%
Selling, General and Adm. Expenses	(6,994)	(6,349)	10.1%	(3,672)	(3,260)	12.6%	(2,995)	(2,753)	8.8%	(677)	(506)	33.8%	(2,558)	(2,441)	4.8%
Equity Income	61	62	-1.2%	44	45	-3.2%	44	45	-3.2%	-	-	n.a.	17	17	4.2%
Other Operating Revenue (Expenses)	(549)	(153)	259.5%	(306)	(100)	205.6%	(267)	(104)	157.3%	(39)	3	n.a.	(80)	32	n.a.
Depreciation and Amortization	(501)	(469)	6.9%	(353)	(334)	5.7%	(291)	(288)	1.2%	(62)	(46)	33.6%	(87)	(87)	0.0%
Earnings before interest and Taxes - EBIT	175	1,094	-84.0%	273	629	-56.6%	109	528	-79.4%	165	102	61.6%	386	707	-45.3%
Financial Revenue	309	450	-31.2%	117	217	-46.1%	97	209	-53.4%	20	8	146.3%	172	178	-3.3%
Financial Expenses	(1,216)	(1,149)	5.9%	(539)	(559)	-3.5%	(472)	(510)	-7.5%	(67)	(48)	38.6%	(469)	(453)	3.5%
Net Financial Revenue (Expenses)	(907)	(699)	29.8%	(423)	(342)	23.5%	(375)	(302)	24.3%	(47)	(40)	17.4%	(297)	(276)	7.9%
Income Before Income Tax	(732)	395	n.a.	(149)	287	n.a.	(266)	226	n.a.	117	62	90.5%	89	431	-79.4%
Income Tax	(7)	(157)	-95.5%	30	(67)	n.a.	76	(46)	n.a.	(46)	(21)	119.2%	(23)	(141)	-83.4%
Net Income - Company	(739)	238	n.a.	(119)	220	n.a.	(190)	179	n.a.	71	40	75.5%	66	290	-77.4%
Minority Interest - Noncontrolling	(413)	(20)	n.a.	(5)	(7)	-36.8%	(5)	(7)	-36.8%	-	-	n.a.	37	164	-77.4%
Net Income - Controlling Shareholders(1)	(327)	258	n.a.	(115)	227	n.a.	(186)	187	n.a.	71	40	75.5%	28	126	-77.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	737	1,631	-54.8%	654	993	-34.1%	425	842	-49.5%	229	151	52.0%	493	821	-40.0%
Adjusted EBITDA (2)	1,286	1,784	-27.9%	960	1,093	-12.1%	692	945	-26.8%	268	147	82.3%	573	789	-27.4%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	1H16	1H15		1H16	1H15		1H16	1H15		1H16	1H15		1H16	1H15

Gross Profit	23.7%	24.0%		23.2%	23.9%		27.6%	27.7%		14.5%	13.7%		34.3%	32.9%
Selling Expenses	17.5%	16.5%		16.5%	16.2%		20.2%	18.7%		9.1%	9.5%		25.3%	22.6%
General and Administrative Expenses	2.7%	2.6%		2.2%	2.0%		2.6%	2.3%		1.4%	1.2%		3.1%	2.6%
Selling, General and Adm. Expenses	20.3%	19.1%		18.7%	18.2%		22.8%	21.0%		10.4%	10.6%		28.4%	25.2%
Equity Income	0.2%	0.2%		0.2%	0.3%		0.3%	0.3%		0.0%	0.0%		0.2%	0.2%
Other Operating Revenue (Expenses)	1.6%	0.5%		1.6%	0.6%		2.0%	0.8%		0.6%	-0.1%		0.9%	-0.3%
Depreciation and Amortization	1.5%	1.4%		1.8%	1.9%		2.2%	2.2%		1.0%	1.0%		1.0%	0.9%
EBIT	0.5%	3.3%		1.4%	3.5%		0.8%	4.0%		2.5%	2.1%		4.3%	7.3%
Net Financial Revenue (Expenses)	2.6%	2.1%		2.2%	1.9%		2.9%	2.3%		0.7%	0.8%		3.3%	2.8%
Income Before Income Tax	-2.1%	1.2%		-0.8%	1.6%		-2.0%	1.7%		1.8%	1.3%		1.0%	4.5%
Income Tax	0.0%	0.5%		-0.2%	0.4%		-0.6%	0.4%		0.7%	0.4%		0.3%	1.5%
Net Income - Company	-2.1%	0.7%		-0.6%	1.2%		-1.4%	1.4%		1.1%	0.9%		0.7%	3.0%
Minority Interest - noncontrolling	-1.2%	-0.1%		0.0%	0.0%		0.0%	-0.1%		0.0%	0.0%		0.4%	1.7%
Net Income - Controlling Shareholders(1)	-0.9%	0.8%		-0.6%	1.3%		-1.4%	1.4%		1.1%	0.9%		0.3%	1.3%
EBITDA	2.1%	4.9%		3.3%	5.6%		3.2%	6.4%		3.5%	3.2%		5.5%	8.5%
Adjusted EBITDA (2)	3.7%	5.4%		4.9%	6.1%		5.3%	7.2%		4.1%	3.1%		6.4%	8.2%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	06.30.2016	06.30.2015

Net Income (Loss) for the period	(739)	238
Adjustment for reconciliation of net income
Deferred income tax	(67)	97
Loss (gain) on disposal of fixed and intangible assets	9	38
Depreciation and amortization	558	535
Interests and exchange variation	647	549
Adjustment to present value	-	8
Equity Income	(61)	(62)
Provision for contingencies	477	26
Share-Based Compensation	7	11
Allowance for doubtful accounts	295	251
Provision for obsolescence/breakage	(10)	(10)
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(202)	(56)
Other Operating Expenses	-	(9)
	820	1,616
Asset (Increase) decreases
Accounts receivable	(1,501)	344
Inventories	(149)	392
Taxes recoverable	(441)	(432)
Other Assets	(239)	(188)
Related parties	48	(177)
Restricted deposits for legal proceeding	(137)	(60)
	(2,419)	(121)
Liability (Increase) decrease
Suppliers	(4,894)	(3,236)
Suppliers ('Forfait')	(625)	-
Payroll and charges	29	(62)
Taxes and Social contributions payable	(152)	(259)
Other Accounts Payable	(514)	(260)
Contingencies	(161)	(141)
Deferred revenue	31	6
	(6,286)	(3,952)
Net cash generated from (used in) operating activities	(7,885)	(2,457)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	06.30.2016	06.30.2015

Acquisition of property and equipment	(499)	(755)
Increase Intangible assets	(162)	(231)
Sales of property and equipment	108	34
Cash provided on sale of subisidiary	91	7
Net cash flow investment activities	(462)	(945)

Cash flow from financing activities
Increase of capital	1	13
Funding and refinancing	3,531	3,134
Payments of loans and financing	(3,139)	(4,835)
Dividend Payment	(4)	(358)
Proceeds from stock offering, net of issue costs	-	(4)
Intercompany loans	665	1,114
Net cash generated from (used in) financing activities	1,054	(936)

Monetary variation over cash and cash equivalents	(6)	-
Increase (decrease) in cash and cash equivalents	(7,299)	(4,338)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	3,716	6,811
Change in cash and cash equivalents	(7,299)	(4,338)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	2Q16%		2Q15%		Δ	1H16%		1H15%		Δ

Pão de Açúcar	1,778	9.5%	1,735	9.7%	2.5%	3,582	9.2%	3,432	9.3%	4.4%
Extra (1)	4,274	22.8%	4,510	25.2%	-5.2%	8,859	22.8%	9,216	24.9%	-3.9%
Convenience Stores (2)	301	1.6%	247	1.4%	22.2%	605	1.6%	460	1.2%	31.6%
Assaí	3,632	19.4%	2,646	14.8%	37.2%	7,046	18.2%	5,143	13.9%	37.0%
Other Businesses (3)	575	3.1%	557	3.1%	3.1%	1,190	3.1%	1,089	2.9%	9.3%
Food Businesses	10,561	56.3%	9,696	54.2%	8.9%	21,282	54.8%	19,340	52.2%	10.0%
Pontofrio	839	4.5%	1,027	5.7%	-18.3%	1,803	4.6%	2,413	6.5%	-25.3%
Casas Bahia	4,130	22.0%	3,837	21.4%	7.6%	8,576	22.1%	8,535	23.0%	0.5%
Cnova	3,220	17.2%	3,344	18.7%	-3.7%	7,151	18.4%	6,779	18.3%	5.5%
Non-Food Businesses	8,188	43.7%	8,208	45.8%	-0.2%	17,530	45.2%	17,727	47.8%	-1.1%

Consolidated	18,749	100.0%	17,904	100.0%	4.7%	38,812	100.0%	37,067	100.0%	4.7%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	2Q16%		2Q15%		Δ	1H16%		1H15%		Δ

Pão de Açúcar	1,634	9.8%	1,595	9.9%	2.5%	3,294	9.6%	3,157	9.5%	4.4%
Extra (1)	3,910	23.4%	4,137	25.7%	-5.5%	8,102	23.5%	8,457	25.4%	-4.2%
Convenience Stores (2)	280	1.7%	231	1.4%	21.4%	563	1.6%	432	1.3%	30.5%
Assaí	3,347	20.1%	2,445	15.2%	36.9%	6,495	18.8%	4,756	14.3%	36.6%
Other Businesses (3)	565	3.4%	546	3.4%	3.6%	1,170	3.4%	1,068	3.2%	9.6%
Food Businesses	9,735	58.4%	8,953	55.6%	8.7%	19,623	56.9%	17,869	53.6%	9.8%
Pontofrio	738	4.4%	918	5.7%	-19.6%	1,568	4.6%	2,150	6.5%	-27.1%
Casas Bahia	3,583	21.5%	3,388	21.0%	5.7%	7,442	21.6%	7,528	22.6%	-1.1%
Cnova	2,627	15.7%	2,853	17.7%	-7.9%	5,824	16.9%	5,780	17.3%	0.8%
Non-Food Businesses	6,948	41.6%	7,159	44.4%	-2.9%	14,835	43.1%	15,457	46.4%	-4.0%

Consolidated	16,684	100.0%	16,112	100.0%	3.5%	34,458	100.0%	33,327	100.0%	3.4%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	2Q16	2Q15	1H16	1H15	2Q16	2Q15	1H16	1H15

Cash	43.4%	43.9%	43.8%	43.8%	51.3%	51.6%	51.9%	52.1%
Credit Card	46.5%	46.3%	46.5%	46.6%	38.7%	38.8%	38.3%	38.4%
Food Voucher	6.5%	5.9%	6.2%	5.6%	10.0%	9.6%	9.8%	9.5%
Payment Book	3.6%	3.9%	3.5%	4.0%	0.0%	0.0%	0.0%	0.0%

			(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2016	Opened	Closed	Converted	06/30/2016

Pão de Açúcar	185	1	(2)	-	184
Extra Hiper	137	-	(2)	-	135
Extra Supermercado	194	-	-	-	194
Minimercado Extra	239	-	(9)	-	230
Minuto Pão de Açucar	62	5	-	-	67
Assaí	96	1	-	-	97
Other Business	235	-	(4)	-	231
Gas Station	78	-	(2)	-	76
Drugstores	157	-	(2)	-	155
Food Businesses	1,148	7	(17)	-	1,138
Pontofrio	233	1	(2)	(7)	225
Casas Bahia	745	1	(3)	7	750
Consolidated	2,126	9	(22)	-	2,113

Sales Area ('000 m2 )
Food Businesses	1,794				1,782
Consolidated	2,868				2,854

# of employees ('000) (1)	139				137
(1) Does not include Cdiscount employees.

2Q16 Results Conference Call and Webcast
Thursday, July 28, 2016
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 2188-0155

Conference call in English (simultaneous translation)
+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0400
Access code for Portuguese audio: GPA
Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the second quarter of 2016 (2Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended June 2016 was 8.84%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarter is located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through the holding companies of Casino Guichard Perrachon (“Casino”), which continued to be the final controller.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.

The amount initially estimated to the Company is R$200 and is recorded in current liabilities “Other payables”, with effect of income tax of R$50, and a net effect of R$150 on “profit reserve”. See further details on note 25.7 in the financial statements for the year ended December 31, 2015.

The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

1.2            Investigation Cnova and restatement of corresponding amounts

As disclosed to the market in the note 1.6 of the restated consolidated financial statements as of December 31, 2015, disclosed on July 27, 2016, the Company is adjusting retrospectively this quarterly financial information in relation to the investigation initiated on December 18, 2015, by the subsidiary Cnova NV (“Cnova”), which was conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company.

There are no impacts related to the investigation in the six-month period ended June 30, 2016.

The amounts and nature of the adjustments were further described in the consolidated financial statements as of December 31, 2015, disclosed on July 27, 2016, which must be read in conjunction with this financial information also the information that investigation was concluded.

The adjusts that affect the balances presented in this interim financial information for the period ended June 30, 2016 are as follows:

June 30, de 2015:

Accounts	Trade payables	Write off accounts receivable carriers	Fixed assets and intangibles adjust	Trade accounts receivables and outstanding orders adjust	ICMS, freight, provision and others adjust	Total recorded 2015 - Previously announced	IAS 2 - Inventories	Net adjust 2015

Net sales of goods and services	-	(45)	-	29	(1)	(17)	-	(17)
Cost of goods sold and services sold	14	33	-	-	(2)	45	(1)	44
Gross profit	14	(12)	-	29	(3)	28	(1)	27
Operating income (expenses)
Selling expenses	-	8	(8)	(7)	1	(6)	-	(6)
General and administrative expenses	-	-	(3)	-	-	(3)	-	(3)
Depreciation and amortization	-	-	2	-	-	2	-	2
Profit before financial income (expenses)	14	(4)	(9)	22	(2)	21	(1)	20
Financial income (expenses)	-	-	-	-	(4)	(4)	-	(4)
Profit before income tax and social contribution	14	(4)	(9)	22	(6)	17	(1)	16
Income tax and social contribution	-	-	-	-	-	-	-	-
Net income (loss)	14	(4)	(9)	22	(6)	17	(1)	16

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

1.2            Investigation Cnova and restatement of corresponding amounts - Continued

June 30, 2015:

	Originally presented 6.30.2015	Total Investigation adjust	Restated as of 6.30.2015

Net sales of goods and services	33,344	(17)	33,327
Cost of goods sold and services sold	(25,368)	44	(25,324)
Gross profit	7,976	27	8,003
Operating income (expenses)
Selling expenses	(5,485)	(6)	(5,491)
General and administrative expenses	(855)	(3)	(858)
Depreciation and amortization	(471)	2	(469)
Equity pickup	62	-	62
Others operating income (expenses)	(153)	-	(153)
	(6,902)	(7)	(6,909)
Profit before financial income (expenses)	1,074	20	1,094
Financial income (expenses)	(695)	(4)	(699)
Profit before income tax and social contribution	379	16	395
Income tax and social contribution	(157)	-	(157)
Net income (loss)	222	16	238
Atributtable to:
Controlling shareholders	252	6	258
Noncontrolling shareholders	(30)	10	(20)

	Originally presented 6.30.2015	Total Investigation adjust	Restated as of 6.30.2015

Net cash provided by operating activities	(2,459)	2	(2,457)
Net cash provided by investing activities	(945)	-	(945)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information – Continued

1.3.   Corporate restructuring

1.3.1.  Corporate reestructuring – Barcelona and Sendas

On April 27, 2016, was approved in Ordinary and Extraordinary Shareholders´ Meeting of CBD, the part of incorporation of the net assets of Sendas Distribuidora. The steps of this reorganization were preceded by the following corporate actions: (i) redemption Barcelona subsidiary shares held by subsidiary Novasoc; (ii) incorporation of the same date in Sendas Distribuidora of completeness net assets of the Barcelona subsidiary, which was consequently terminated; and (iii) spin-off of part of Sendas Distribuidora collection, also of the same date, with the consequent merger of the spun-off by CBD. As a result of this reorganization, there was no effect on the consolidated interim financial statements of the Company.

(i)   Redemption of Barcelona´s stock

On February 22, 2016, it was approved at the Extraordinary General Meeting the redemption of all preferred shares issued by Barcelona, that corresponding to 3,722,470 shares held by Novasoc at book value of R$160. The transaction did not generate impacts on the consolidated balances of the Company.

(ii)  Total merger of Barcelona

At the Ordinary and Extraordinary General Meeting of April 27, 2016 was approved the merger of Barcelona by Sendas.

On April 30, 2016 the assets and liabilities of Barcelona were fully incorporated to Sendas, consequently Barcelona was extinguished.

(iii)  Partial spin-off of Sendas

Still at the Annual and Extraordinary General Meeting of April 27, 2016 it was approved the spin off of Sendas. On April 30, 2016, after the total merger and extinction of Barcelona, Sendas was partially spun off and incorporated into the CBD. The value of the split assets was R$2.

1.3.2. Rede Duque disposal

On January 31, 2016, the Company concluded the disposal of subsidiaries Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda and Auto Posto Ciara Ltda., to Rede Duque, referring to the agreement previously signed on December 1, 2015. The agreement amount was R$8.

Company had no gain or loss over this transaction. Gas stations assets and liabilities amounts are not consolidated in interim financial information on June 30, 2016.

1.3.3. Sale of Cdiscount subsidiaries

During the first quarter of 2016, subsidiaries CD Vietnam, CD Thailand, CD Asia and E-cavi were sold, no longer being consolidated in the Company, however CD Vietnam and E-Cavi still remain in Casino Group.

(i)      Sale of interest - CDiscount Thailand

On March 21, 2016, subsidiary CDiscount sold its interest over CDiscount Thailand to TCC Group, by the amount of R$94. Transaction impacts were a cash of R$ 91, net of borrowings payment and a gain of R$94 in other operating income (expenses).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.3.   Corporate restructuring - Continued

1.3.3. Sale of Cdiscount subsidiaries - Continued

(ii)     Cdiscount corporate restructuring

On March 1, 2016 subsidiary CDiscount sold its interest over CDiscount Vietnam to E-Cavi, a Casino’s subsidiary. This transaction did not impact Company’s result.

These transactions did not impact segments information .

1.4.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice number 18/2016-CVM/SEP/GEA-5 showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013. Due to the disclosed effects in its financial statementes the Company received the notice number 19/2016-CVM /SEP/GEA-5.

CVM notified its understanding which is different from the applied by Via Varejo in financial statements of that year, in relation to (a) revaluation of participation previously held in the sale of interest of Nova Pontocom to the Company (This tansaction has no effect in the consolidated financial statements); and (b) accounting treatment of the control acquisition of Movéis Bartira, by the acquisition of additional 75% interest. In the case of the Company, CVM noticed its understanding related to item (b) above mentioned.

Via Varejo presented an appeal to CVM collegiate requesting suspensive effect in the terms of Deliberation 463, however decided for a restatement of item (i) from CVM notice in its subsidiary Via Varejo, which has no effects in the Company’s consolidated financial statements or interim financial information.  Via Varejo and the Company  awaits for a collegiate decision about the presented arguments for the item (ii), related to effects in acquisition of Indústria de Móveis Bartira.

Until this date, there are no effects recorded in the financial statements neither in the interim financial information of the Company or its Subsidiaries related to the requested by CVM notice about acquisition of Bartira.

1.5.   Association Via Varejo and Cnova Brazil

On May 12, 2016, the subsidiary Via Varejo announced that it entered into a non-binding Memorandum of Understanding (“MoU”) with its associate Cnova N.V. regarding a possible reorganization of Cnova Brazil, within the Company. As a result of the intended reorganization as outlined in the MoU, Via Varejo would transfer to Cnova approximately 97 million of Cnova´s shares currently held by the Company (21.9% of Cnova´s share capital) as well as a cash consideration ranging from USD 32 million to USD 49 million.  In addition, Via Varejo would reimburse a debt currently owed by Cnova Brazil to Cnova equivalent to approximately USD 127 million (the “proposed transaction”). Should the proposed transaction be completed, Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova.

The Board of Via Varejo has established a Special Committee consisting of three members from the Company´s Board of Directors to supervise the process and to determine the terms and direction of the proposed transaction.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.5.   Association Via Varejo and Cnova Brazil

The parties expect to reach a definitive agreement with respect to the proposed transaction during the third quarter 2016.

2.       Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 4 of the annual financial statements for the year ended December 31, 2015 disclosed on July 27, 2016 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the six-month period ended June 30, 2016 was approved by the Board of Directors on July 27, 2016.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2015, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	6.30.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) (*)	-	-	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	-	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	-	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”) (**)	-	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”) (**)	-	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”) (**)	-	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”) (**)	-	-	100.00	-
Marneylectro S.A.R.L (“Luxco”)	53.20	19.03	53.20	19.03
Marneylectro B.V (“Dutchco”)	-	72,23	-	72.23
Cnova N.V (“Cnova Holanda”)	-	36.09	-	36.09
Cnova Comércio Eletrônico S/A (”Cnova Comércio Eletrônico”)	-	36.09	-	36.09
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	36.09	-	36.09
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	36.09	-	36.09
Cdiscount S.A (“CDiscount”)	-	36.09	-	36.09
Cnova Finança B.V (“Cnova Finança”)	-	36.09	-	36.09
Financière MSR S.A.S (“Financière”)	-	36.02	-	36.02
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	36.02	-	36.02
CD Africa SAS (“CD Africa”)	-	30.61	-	30.62
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	36.02	-	36.02
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”) (**)	-	-	-	21.61
CLatam AS Uruguay (“CLatam”)	-	23.66	-	25.21
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.38	-	18.38
C Distribution Thailand Ltd. (“C Distribution Thailand”) (**)	-	-	-	15.13
E-Cavi Ltd Hong Kong (“E-Cavi”) (**)	-	-	-	17.29
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”) (**)	-	-	-	17.29
Cnova France SAS (“CNova France”)	-	36.09	-	36.09
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”)	-	30.62	-	30.62
Cdiscount Sénégal SAS (“CDiscount Sénégal”)	-	30.62	-	30.62
Cdiscount Panama S.A. (“CDiscount Panama”)	-	23.66	-	25.21
Cdiscount Cameroun SAS (“CDiscount Cameroun”)	-	30.61	-	30.62
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	-	23.66	-	25.21
Cdiscount Uruguay S.A. (“CDiscount Uruguay”)	-	23.66	-	25.21
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”)	-	27.19	-	27.18
Cdiscount Moncorner (“CDiscount Moncorner”)	-	35.88	-	35.87

(*) See note 1.3.1

(**)Subsidiaries sold in 2016 (note 1.3.2 and 1.3.3).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	6.30.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
3W SAS (“3W”) (**)	-	35.88	-	35.87
3W Santé SAS (“3W Santé”)	-	33.19	-	33.18
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by CBD or by its subsidiaries. In the consolidated interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Associates

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having veto rights in certain relevant decisions, (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized financial statements are as follows:

	FIC
	6.30.2016	12.31.2015
Current assets	3,598	3,894
Noncurrent assets	52	38
Total assets	3,650	3,932

Current liabilities	2,655	3,070
Noncurrent liabilities	15	15
Shareholders’ equity	980	847
Total liabilities and shareholders’ equity	3,650	3,932

Statement of Profit and Loss :	6.30.2016	6.30.2015

Revenues	558	552
Operating income	209	216
Net income for the period	123	126

For FIC investment calculation, the special goodwill reserve is deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2015 disclosed on July 27, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

In 2016, the Company began to apply the annual improvements to the IFRSs referring to the 2012-2014 and changes to IAS 1, which are effective for accounting periods beginning on or after January 1, 2016. The application of these improvements did not have impacts on the disclosures or on the Company’s individual and consolidated interim financial information.

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2015 disclosed on July 27, 2016 and therefore should be read in conjunction with those annual financial statements.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the six-month period ended June 30, 2016 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2015 dated July 27, 2016 and therefore should be read in conjunction.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2015, in note 7.

		Parent Company		Consolidated
	Rate	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Cash and banks – Brazil		78	171	178	409
Cash and banks - Abroad	(*)	41	-	127	131
Financial investments - Brazil	(**)	928	2,076	3,407	10,446
Financial investments - Abroad	1%p.a	-	-	4	29
		1,047	2,247	3,716	11,015

(*)From the total of cash and banks of R$115, R$65, is deposited in United States of America in american dollars.The other part and financial investments – abroad, in euros, are from the companies of e-commerce segment, located abroad.

(**) Financial investments as at June 30, 2016 refer substantially to repurchase agreements, paid a weighted average rate equivalent to 100.74% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2015, in note 8.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Credit card companies	598	94	1,982	664
Sales vouchers	73	80	230	189
Consumer finance - CDCI	-	-	1,806	1,877
Trade receivable from cash and carry customers	-	-	300	355
Private label credit card	22	35	22	35
Receivables from related parties (note 12.2)	23	59	31	66
Estimated loss on doubtful accounts (note 8.1)	(1)	-	(357)	(379)
Receivables from suppliers	53	119	87	164
Extended warranties	-	-	172	211
Other trade receivables	-	-	37	28
Current	768	387	4,310	3,210

Credit card companies	-	-	15	-
Consumer finance – CDCI	-	-	119	111
Estimated losses on doubtful accounts (note 8.1)	-	-	(15)	(13)
Noncurrent	-	-	119	98
	768	387	4,429	3,308

8.1.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015 Restated

At the beginning of the period	(2)	-	(394)	(354)
Loss/reversal in the period	1	-	(238)	(258)
Write-off of receivables	-	-	246	268
Exchange rate changes	-	-	14	(7)
At the end of the period	(1)	-	(372)	(351)

Current	(1)	-	(357)	(342)
Noncurrent	-	-	(15)	(9)

Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables - Consolidated
	Total	Due	<30 days	30-60 days	61-90 days	>90 days

6.30.2016	4,801	4,319	193	104	72	113
12.31.2015	3,700	3,252	133	82	52	181

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

9.       Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2015, in note 9.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Receivables from sale of fixed assets	4	20	22	38
Supplier receivables	-	-	80	21
Rental advances	9	11	9	11
Receivables from Audax	4	7	11	13
Amounts to be reimbursed	38	37	70	115
Rental receivable	75	68	76	86
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	61	52	107	105
Other	10	5	70	79
	201	200	977	1,000

Current	129	133	345	375
Noncurrent	72	67	632	625

Accounts receivable from Paes Mendonça are related to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas.Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements, which is currently under the tacit renewal under the same conditions previously agreed and were maintained in noncurrent assets due to the possibility of converting them into commercial rights of leased stores.

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2015, in note 10.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Stores	1,879	1,703	4,342	4,323
Distribution centers	1,199	1,139	4,657	4,627
Real estate inventories under construction (a)	-	-	93	165
Estimated losses on obsolescence and breakage (note 10.1)	(31)	(14)	(149)	(150)
	3,047	2,828	8,943	8,965

(a)   The Company delivered apartment units of projects Carpe Diem and Thera with net income of R$3. In the second semester of 2016, new units will be delivered.

10.1.                Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015 Restated

At the beginning of the period	(14)	(10)	(149)	(91)
Additions	(33)	(3)	(82)	(30)
Write-offs / reversal	16	5	81	40
Exchange rate changes	-	-	1	-
At the end of the period	(31)	(8)	(149)	(81)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2015, in note 11.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Current
State value-added tax on sales and services – ICMS (note 11.1)	95	78	487	481
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	317	224	748	372
Income tax on Financial investments	15	22	20	32
Income tax and Social Contribution	46	15	65	34
Social Security Contribution - INSS	16	17	23	21
Value-Added Tax - France	-	-	105	65
Other	2	1	99	75
Total current	491	357	1,547	1,080

Noncurrent
ICMS (note 11.1)	379	412	2,254	2,256
PIS/COFINS	-	-	29	5
Social Security Contribution- INSS	140	122	190	206
Total noncurrent	519	534	2,473	2,467
Total	1,010	891	4,020	3,547

The Company takes extemporaneous credits of taxes, every time legal, documentary and factual understanding of such credits are group to allow their recognition, including the estimation of realization.Such credits are recognized as a reduction of cost of goods sold. In 2016, there was an amount related to the extemporaneous PIS/COFINS credits related to inputs and costs inherent to the activity of the Company in the amount of R$640, recorded in the Company and in the subsidiaries Via Varejo and Sendas. The elements supporting the record and utilization of such credits were obtained during the first semester of 2016.

11.1.ICMS is expected to be realized as follows:

In	Parent Company	Consolidated
Up to one year (*)	95	487
2017	123	368
2018	81	417
2019	40	386
2020	39	374
2021	37	619
After 2022	59	90
	474	2,741

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of June 30, 2016, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of the expected balance.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties

12.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) and Fiscal Council recorded in the Company’s Statement of Profit and Loss for the period ended June 30, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Board of directors (*)	2	2	-	-	-	-	2	2
Executive officers	11	13	16	12	4	2	31	27
	13	15	16	12	4	2	33	29

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2015, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholders
Casino	-	-	-	-	2	3	18	5	-	-	-	-	(55)	(45)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	1	3	-	-	-	-	(2)	(3)
Subsidiaries
Novasoc Comercial	-	-	193	382	-	-	-	-	-	-	-	-	1	1
Sé Supermecados	-	-	-	-	-	-	-	-	-	239	-	4	-	11
Sendas Assaí (a)	1	56	9	612	-	46	8	-	104	174	89	122	38	54
Via Varejo	22	3	-	-	-	2	220	146	-	-	-	-	(70)	(57)
VVLOG Logística	-	-	-	-	-	-	3	1	-	-	-	-	(1)	-
Cnova Comércio Eletrônico	-	-	68	22	-	-	-	-	-	-	-	-	36	-
Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	17
Xantocarpa	-	-	22	15	1	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	-	-	-	-	2	1	-	-	-	-	-	-
GPA Logistica	-	-	20	23	14	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	-	6	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império	-	-	-	4	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	108	108	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	2	-	-	-	-	-	-
Subtotal	23	59	312	1,070	17	72	360	266	104	413	89	126	(53)	(22)

(a)   The part of Sendas was incorporated in the CBD, eliminating the balance, according to note 1.3.1.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Associates
FIC	-	-	8	-	6	7	-	1	-	-	-	-	23	20
Other related parties														-
Management of Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	-	(4)
Greenyellow do Brasil Energia e Serviços Ltda ("Greenyellow")	-	-	-	-	-	-	120	-	-	-	-	-	(9)	(2)
Others	-	-	1	6	-	1	1	1	-	-	-	-	(2)	(2)
Subtotal	-	-	9	6	6	8	121	2	-	-	-	-	12	14
Total	23	59	321	1,076	23	80	481	268	104	413	89	126	(41)	(8)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Balances									Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities			Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015		2016	2015
Controlling shareholder
Casino	10	8	10	-	27	23	18	86		(118)	(59)
Distribution Casino France	15	32	-	-	33	28	-	-		(57)	-
Wilkes Participações	-	-	-	-	-	-	-	-		-	(1)
Euris Societé par Actions Simplifieé	-	-	-	-	-	-	1	2		(3)	-
Almacenes Exito S.A. (Exito)	-	2	3	-	-	24	-	-		-	(32)
Casino subsidiaries (note 12.3)
Casino Finance International S.A. (Polca Empréstimos) (i)	-	-	-	-	-	-	1,107	364		(2)	(1)
C´est chez vous Societé en Nom Collectif	1	7	-	-	41	37	-	-		(34)	(25)
EMC Distribution Societé par Actions Simplifiée	-	-	-	-	52	43	-	-		-	(87)
Big C Supercenter S.A.	-	2	-	-	-	2	-	39		(2)	(4)
Easydis Societé par Actions Simplifiée	-	-	-	-	94	58	-	-		(95)	(78)
Franprix-Leader Price Holding AS	5	12	-	-	3	6	-	-	-	19	-
Others	-	3	4	-	1	4	-	69		-	71
Associates
FIC	-	-	19	10	6	9	-	3		11	12
Other related parties
Casas Bahia Comercial Ltda	-	-	305	291	-	-	-	-		(133)	(129)
Management Nova Pontocom	-	-	-	-	-	-	-	-		-	2
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-		-	(4)
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-		(1)	(2)
Greenyellow do Brasil Energia e Serviços Ltda.	-	-	-	-	-	-	120	-		(9)	-
Others	-	-	1	8	1	1	1	-		(1)	-
Total	31	66	342	309	258	235	1,247	563		(425)	(337)

12.3 Balances with Casino subsidiaries

(i)   Polca: Casino Group entity that has a cash centralization agreement with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per annum.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2015, in note 13.

13.1.Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total (***)
Balances at 12.31.2015	1,349	174	1,844	501	(276)	770	367	120	24	4,873
Share of profit(loss) of subsidiaries and associates	50	(4)	(34)	(3)	(177)	29	44	8	(3)	(90)
Dividends	-	-	-	-	-	-	-	(10)	-	(10)
Spinoff (note 1.3.1, (iii))	(2)	-	-	-	-	-	-	-	-	(2)
Merger(note 1.3.1, (ii))	800	-	-	-	-	(800)	-	-	-	-
Stock option	-	-	2	-	-	1	-	-	1	4
Write-off (note 1.3.2)	-	-	-	-	-	-	-	-	7	7
Other transactions (**)	-	-	15	-	56	-	-	-	-	71
Balances at 6.30.2016	2,197	170	1,827	498	(397)	-	411	118	29	4,853

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom (**)	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total (***)
Balance at 12.31.2014	2,806	1,709	144	1,862	83	507	6	690	286	178	17	8,288
Share of profit(loss) of subsidiaries and associates – restated	11	69	-	108	(55)	(6)	(20)	22	45	11	3	188
Dividends	-	(416)	-	-	-	-	-	-	-	-	-	(416)
Stock option	-	-	-	2	-	-	-	1	-	-	-	3
Other transactions (**) - restated	-	-	-	(3)	(5)	-	(3)	-	-	-	-	(11)
Balances at 6.30.2015 - restated	2,817	1,362	144	1,969	23	501	(17)	713	331	189	20	8,052

(*)         In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information and other comprehensive income in the case of Luxco.

(***) Includes the effect of loss on investment in Luxco, in the amount of R$397 (R$276 on December 31, 2015). The negative shareholders equity balance of the subsidiary is recorded as liabilities in the balance sheet.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Outros	Total
Balances at 12.31.2015	361	20	1	382
Share of profit(loss) of subsidiaries and associates	60	1	-	61
Balances at 6.30.2016	421	21	1	443

	FIC	BINV	Outros	Total
Balances at 12.31.2014	373	21	7	401
Share of profit(loss) of subsidiaries and associates	63	(1)	-	62
Write-off	-	-	(6)	(6)
Balances at 6.30.2015	436	20	1	457

14.    Property and equipment

	Parent Company
	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Merger(*)	Transfers	Balance at 6.30.2016
Land	1,272	-	-	-	-	1	1,273
Buildings	1,799	2	(28)	-	18	(104)	1,687
Leasehold improvements	1,858	12	(78)	(9)	301	156	2,240
Machinery and equipment	892	72	(75)	(16)	150	-	1,023
Facilities	179	5	(10)	(1)	37	1	211
Furniture and fixtures	375	19	(27)	(2)	52	-	417
Vehicles	3	-	(1)	(1)	1	-	2
Construction in progress	73	207	-	(7)	9	(52)	230
Other	50	4	(6)	(2)	6	(4)	48
Total	6,501	321	(225)	(38)	574	(2)	7,131

Finance lease
IT equipment	7	-	(2)	-	-	1	6
Buildings	17	-	-	-	-	1	18
	24	-	(2)	-	-	2	24
Total	6,525	321	(227)	(38)	574	-	7,155

(*) See note 1.3.1 (iii)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 6.30.2015
Land	1,213	7	-	(7)	6	1,219
Buildings	1,853	2	(30)	-	-	1,825
Leasehold improvements	1,635	5	(64)	(6)	127	1,697
Machinery and equipment	806	116	(73)	(7)	(1)	841
Facilities	161	6	(9)	(1)	3	160
Furniture and fixtures	312	48	(23)	(1)	-	336
Vehicles	17	4	(2)	(2)	-	17
Construction in progress	65	136	-	-	(134)	67
Other	38	14	(8)	-	(4)	40
Total	6,100	338	(209)	(24)	(3)	6,202

Finance lease
IT equipment	7	5	(2)	-	-	10
Buildings	18	-	-	-	-	18
	25	5	(2)	-	-	28
Total	6,125	343	(211)	(24)	(3)	6,230

	Parent Company
	Balance at 6.30.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,273	-	1,273	1,272	-	1,272
Buildings	2,626	(939)	1,687	2,759	(960)	1,799
Leasehold improvements	3,627	(1,387)	2,240	3,208	(1,350)	1,858
Machinery and equipment	2,251	(1,228)	1,023	2,005	(1,113)	892
Facilities	472	(261)	211	410	(231)	179
Furniture and fixtures	954	(537)	417	823	(448)	375
Vehicles	7	(5)	2	10	(7)	3
Construction in progress	230	-	230	73	-	73
Other	123	(75)	48	131	(81)	50
	11,563	(4,432)	7,131	10,691	(4,190)	6,501

Finance lease
IT equipment	39	(33)	6	38	(31)	7
Buildings	41	(23)	18	34	(17)	17
	80	(56)	24	72	(48)	24
Total	11,643	(4,488)	7,155	10,763	(4,238)	6,525

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2015	Additions	Depreciation	Deconsolidation (*)	Write-offs	Transfers	Exchange variation	Balance at 6.30.2016
Land	1,464	-	-	-	-	14	-	1,478
Buildings	2,023	9	(32)	-	(1)	(107)	-	1,892
Leasehold improvements	3,675	77	(133)	(3)	(27)	197	-	3,786
Machinery and equipment	1,676	133	(142)	(1)	(18)	11	(1)	1,658
Facilities	422	22	(24)	(1)	(4)	6	-	421
Furniture and fixtures	701	44	(48)	-	(3)	4	-	698
Vehicles	75	-	(4)	-	(7)	-	-	64
Construction in progress	172	337	-	-	(9)	(117)	(1)	382
Other	97	15	(15)	(2)	(3)	(1)	-	91
Total	10,305	637	(398)	(7)	(72)	7	(2)	10,470

Finance lease
Equipment	13	-	(1)	-	-	-	-	12
IT equipment	31	1	(10)	-	-	-	-	22
Facilities	1	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	6
Buildings	21	-	-	-	-	-	-	21
	72	1	(11)	-	-	-	-	62
Total	10,377	638	(409)	(7)	(72)	7	(2)	10,532

 (*) See note 1.3.

14.    Property and equipment

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 06.30.2015
Land	1,449	7	-	(7)	6	-	1,455
Buildings	2,047	15	(34)	-	-	-	2,028
Leasehold improvements	3,182	117	(114)	(8)	218	-	3,395
Machinery and equipment	1,605	203	(150)	(20)	14	-	1,652
Facilities	381	26	(21)	(1)	10	1	396
Furniture and fixtures	601	85	(42)	(6)	9	1	648
Vehicles	121	6	(6)	(7)	1	-	115
Construction in progress	166	251	-	(2)	(249)	-	166
Other	73	28	(14)	-	(5)	-	82
Total	9,625	738	(381)	(51)	4	2	9,937

Finance lease
Equipment	16	-	(2)	-	-	-	14
IT equipment	26	24	(9)	-	-	-	41
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	-	-	-	-	7
Vehicles	1	-	-	-	-	-	1
Buildings	23	-	(1)	-	-	-	22
	74	24	(12)	-	-	-	86
Total	9,699	762	(393)	(51)	4	2	10,023

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Balance at 6.30.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,478	-	1,478	1,464	-	1,464
Buildings	2,883	(991)	1,892	3,036	(1,013)	2,023
Leasehold improvements	5,519	(1,733)	3,786	5,548	(1,873)	3,675
Machinery and equipment	3,410	(1,752)	1,658	3,454	(1,778)	1,676
Facilities	799	(378)	421	799	(377)	422
Furniture and fixtures	1,363	(665)	698	1,349	(648)	701
Vehicles	98	(34)	64	111	(36)	75
Construction in progress	382	-	382	172	-	172
Other	203	(112)	91	227	(130)	97
	16,135	(5,665)	10,470	16,160	(5,855)	10,305

Finance lease
Equipment	36	(24)	12	36	(23)	13
IT equipment	200	(178)	22	199	(168)	31
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	16	(10)	6	15	(9)	6
Buildings	44	(23)	21	43	(22)	21
	298	(236)	62	295	(223)	72
Total	16,433	(5,901)	10,532	16,455	(6,078)	10,377

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the six-month period ended June 30, 2016 were R$6 (R$9 for the six-month period ended June 30, 2015). The rate used to determine the borrowing costs eligible for capitalization was 104.50% of the CDI (104.72 % of the CDI for the period ended June 30, 2015), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015
				Restated
Additions	321	343	638	762
Finance lease	-	(14)	(1)	(24)
Capitalized interest	(3)	(5)	(6)	(9)
Property and equipment financing - Additions	(311)	(297)	(527)	(367)
Property and equipment financing - Payments	230	317	395	393
Total	237	344	499	755

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Other information

As at June 30, 2016, the Company and its subsidiaries recorded in cost of goods sold and services sold the amount of R$23 (R$23 as at June 30, 2015) in parent company and R$61 (R$68 as at June 30, 2015) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2015 and despite of not reaching the plan, the analysis were renewed and there was noneed of recording a provision for impairment.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2015, in note 15.

	Parent company
	Balance at 12.31.2015	Additions	Amortization	Balance at 6.30.2016
Goodwill - home appliances	179	-	-	179
Goodwill - retail	503	-	-	503
Commercial rigths - retail	46	-	-	46
Software and implementation	583	44	(52)	575
Software -capital leasing	9	79	(4)	84
Total	1,320	123	(56)	1,387

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 6.30.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail	43	-	-	43
Software and implementation	579	59	(49)	589
Software - capital leasing	-	9	-	9
Total	1,195	68	(49)	1,214

	Balance at 6.30.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

	179	-	179	179	-	179
Goodwill - home appliances	1,361	(858)	503	1,361	(858)	503
Goodwill - retail	46	-	46	46	-	46
Commercial rights - retail	1,091	(516)	575	1,046	(463)	583
Software and implementation	88	(4)	84	9	-	9
Software - capital leasing	2,765	(1,378)	1,387	2,641	(1,321)	1,320

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2015	Additions	Amortization	Write-Off	Transfers	Corporate restructuring (*)	Exchange rate changes	Balance at 6.30.2016
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	243	-	-	-	-	-	(41)	202
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	21	-	-	-	-	(5)	(3)	13
Commercial rights - home appliances	570	-	(2)	-	-	-	-	568
Commercial rights - retail	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	-	34
Lease agreement – under advantageous condition	70	-	(7)	-	-	-	-	63
Contractual rights- extended warranty	148	-	(15)	-	-	-	-	133
Software	1,127	119	(119)	(43)	46	(22)	(34)	1,074
Softwares capital leasing	89	79	(6)	-	-	-	-	162
Others	66	41	-	(2)	(48)	1	(10)	48
Total	6,543	239	(149)	(45)	(2)	(26)	(88)	6,472

 (*) See note 1.3.3.

	Consolidated
	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Exchange rate changes	Balance at 6.30.2015
		Restated	Restated				Restated
Goodwill - cash and carry	362	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	(3)	20	271
Brand - cash and carry	39	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	2,061
Brand - e-commerce	30	-	-	-	1	2	33
Commercial rights - home appliances	574	-	(3)	-	-	-	571
Commercial rights - retail	46	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	34
Costumer relationship - home appliances	2	-	-	-	-	-	2
Lease agreement – under advantageous condition - NCB	97	-	(12)	-	(1)	-	84
Contractual Rights	179	-	(16)	-	-	-	163
Software - restated	965	147	(105)	(21)	31	13	1,030
Software CL	91	10	(5)	-	-	-	96
Other	47	61	(1)	-	(34)	5	78
Total	6,448	218	(142)	(21)	(6)	40	6,537

.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Balance at 6.30.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - cash and carry (note 15.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 15.1)	920	-	920	920	-	920
Goodwill - retail (note 15.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 15.1)	202	-	202	243	-	243
Brand - cash and carry (note 15.2)	39	-	39	39	-	39
Brand - home appliances (note 15.2)	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce (note 15.2)	14	(1)	13	21	-	21
Commercial rights - home appliances	633	(65)	568	637	(67)	570
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(34)	-	35	(35)	-
Lease agreement under advantageous condition - NCB	293	(230)	63	290	(220)	70
Contractual Rights	187	(54)	133	187	(39)	148
Software	1,941	(867)	1,074	1,932	(805)	1,127
Software capital leasing	200	(38)	162	122	(33)	89
Other	61	(13)	48	81	(15)	66
Total	8,884	(2,412)	6,472	8,867	(2,324)	6,543

15.1.Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2015 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2015 released on July 27, 2016.

The Company monitored the plan for impairment test performed on December 31, 2015 and there were no significant discrepancies indicating loss or need to perform a new impairment test on June 30, 2016.

15.2.Additions to intangible assets

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015

Additions	123	68	239	218
Finance lease - software	(79)	-	(79)	(10)
Others accounts payable	-	-	-	11
Intangible assets financing - Additions	-	(3)	-	(3)
Intangible assets financing - Payments	2	6	2	6
Total	46	71	162	222

16.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2015, in note 16.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Product suppliers	3,191	4,446	9,693	15,590
Service suppliers	191	142	1,236	772
Rebates	(382)	(485)	(661)	(854)
	3,000	4,103	10,268	15,508

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2015, in note 17.

17.1.Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Current
Debentures and promissory note
Debentures, net (note 17.4)		38	38	38	38
Promissory note, net (note 17.4)		537	-	537	-
		575	38	575	38
Borrowings and financing
Local currency
BNDES	TJLP + 3.60 p.a	41	82	41	82
BNDES	3.57% p.a	5	9	18	16
IBM	CDI - 0.71% p.a	-	-	29	27
Working capital	108.43% do CDI	812	111	1,056	111
Working capital	15.72% p.a.	-	-	2,355	2,308
Working capital	TR + 9.80% p.a.	2	1	2	5
Sale of receivables	109% do CDI	-	-	13	4
Finance lease (note 23)		37	30	52	44
Swap contracts (note 17.7)	101.40% do CDI	1	-	-	-
Borrowing cost		(1)	(1)	(2)	(2)
		897	232	3,564	2,595
Foreign currency
Working capital (i)	USD + 2.45% p.a.	1,086	857	1,981	1,656
Swap contracts (note 17.7)	104.92% do CDI	(62)	(299)	(6)	(475)
		1,024	558	1,975	1,181
Total current		2,496	828	6,114	3,814

		Parent Company		Consolidated
Noncurrent	Weighted average rate	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Debentures and promissory note
Debentures, net (note 17.4)		898	897	898	897

Borrowings and financing
Local currency
BNDES	TJLP + 3.60 p.a	-	-	-	-
BNDES	3.35% p.a.	8	9	45	51
IBM	CDI - 0.71% p.a.	-	-	58	68
Working capital	15.72% p.a.	-	-	193	167
Working capital	104.93% do CDI	247	980	247	1,131
Working capital	TR + 9.80% p.a.	20	20	126	126
Finance lease (note 23)		173	117	266	220
Swap contracts (note 17.7)	101.40% do CDI	(1)	-	(2)	2
Borrowing cost		(2)	(3)	(6)	(7)
		445	1,123	927	1,758
Foreign currency
Working capital	USD + 2.28% p.a.	946	1,443	946	1,756
Swap contracts (note 17.7)	101.31% do CDI	123	(186)	123	(247)
		1,069	1,257	1,069	1,509
Total noncurrent		2,412	3,277	2,894	4,164
Total loans and borrowings		4,908	4,105	9,008	7,978

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - continued

17.2.Changes in borrowings and financing

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions - working capital	899	3,531
Additions - finance lease	79	82
Accrued interest	205	420
Accrued swap	565	869
Mark-to-market	(24)	(33)
Monetary and exchange rate changes	(459)	(701)
Borrowing cost	2	1
Interest paid	(121)	(300)
Payments	(339)	(2,816)
Swap paid	(9)	(23)
Merger	5	-
At June 30, 2016	4,908	9,008

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions – working capital	215	3,134
Additions – finance lease	14	34
Accrued interest	278	497
Accrued swap	(118)	(137)
Mark-to-market	1	-
Monetary and exchange rate changes	164	200
Borrowing cost	3	1
Interest paid	(343)	(563)
Payments	(1,336)	(4,244)
Swap paid	(27)	(28)
At June 30, 2015	4,377	8,622

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2017	1,464	1,685
2018	823	895
2019	48	97
After 2019	82	226
Subtotal	2,417	2,903

Borrowing costs	(5)	(9)
Total	2,412	2,894

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures and promissory note

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstandind debentures and promissory note	Issue	Maturity	Annual financial charges	Unit price	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Parent Company
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	939	939	939	939
1st issue - promissory note - CBD	No preference	500,000	10	1/8/16	7/6/16	1.49% p.a	50,000	537	-	537	-

Borrowing cost								(3)	(4)	(3)	(4)
Parent Company/Consolidated - current and noncurrent								1,473	935	1,473	935
Current liabilities								575	38	575	38
Noncurrent liabilities								898	897	898	897

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.5.Borrowings in foreign currencies

On June 30, 2016 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

17.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

17.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same counterparty. The weighted average annual rate of CDI in 2016 was 14.09% (11.82% at June 30, 2015).

17.8.     Financial indexes

In connection with the debentures and part of the transactions in borrowings in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At June 30, 2016, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2015, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,047	2,247	3,716	11,015
Trade receivables and other receivables	969	587	5,406	4,308
Related parties - assets (*)	321	1,076	342	309
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities (*)	(481)	(268)	(1,247)	(563)
Trade payables	(3,000)	(4,103)	(10,268)	(15,508)
Financing for purchase of assets	(58)	(104)	(117)	(118)
Acquisition of non-controlling interest	-	-	(105)	(104)
Debentures	(1,473)	(935)	(1,473)	(935)
Borrowings and financing	(1,320)	(1,355)	(4,364)	(4,222)
Suppliers - structured program	-	-	(430)	(1,055)
Fair value through profit or loss
Loans and financing, including derivatives	(2,115)	(1,815)	(3,171)	(2,821)
Net exposure	(6,110)	(4,670)	(11,711)	(9,694)

 (*) Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.       Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended June 30, 2016.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Cash and cash equivalents	1,047	2,247	3,716	11,015
Suppliers – structured program(**)	-	-	(430)	(1,055)
Borrowings and financing	(4,908)	(4,105)	(9,008)	(7,978)
Other liabilities with related parties (note 12.2) (*)	-	-	(1,107)	(364)

(*) Represents loans of CDiscount with Casino Finance International S.A. (“Polca”).

(**)Suppliers – structured program refers to financial liabilities with suppliers which due dates were extended during six-month period ended June 30, 2016 and the year endend as of December 31, 2015. Due to characteristics of commercial negotiations between suppliers and the Company, these financial liabilities were included in programs with banks, utilizing Company’s credit lines, with implied financial cost of 109.8% of CDI (108.4% in December 31, 2015). The Company understands that this transaction has specific nature and classifies separately from the caption Suppliers – structured program.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at June 30, 2016.

18.1.1 Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,042	1,301	18	3,361
Debentures and promissory note	669	1,138	-	1,807
Derivatives	125	196	(5)	316
Finance lease	53	189	153	395
Trade payables	3,000	-	-	3,000
Total	5,889	2,824	166	8,879

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

18.1.2 Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	5,681	1,680	119	7,480
Debentures and promissory note	669	1,138	-	1,807
Derivatives	251	206	1	458
Finance lease	80	283	186	549
Trade payables	10,268	-	-	10,268
Suppliers -structured program	430	-	-	430
Acquisition of noncontrolling interest	82	23	-	105
Sale of receivables	13	-	-	13
Total	17,474	3,330	306	21,110

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		6.30.2016	12.31.2015	6.30.2016	12.31.2015
Fair value hedge
Purpose of hedge (debt)		3,117	2,760	3,060	3,512

Long position (buy)
Prefixed rate	TR+9.80% p.a	130	131	132	131
US$ + fixed	2.45% p.a	2,767	2,629	2,760	3,427
EUR + fixed	1.60% p.a	220	-	182	-
		3,117	2,760	3,074	3,558
Short position (sell)
	103.63% p.a	(3,117)	(2,760)	(3,189)	(2,838)
Net hedge position		-	-	(115)	720

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(iii)   Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the six-month period ended June 30, 2016 are recorded in financial income (expenses), net and the balance receivable at fair value is R$115 (R$720 as at December 31, 2015), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the Statement of Profit and Loss for the six-month period ended June 30, 2016 were a gain of R$8 (gain of R$32 as at June 30, 2015).

18.2.   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

For the probable scenario, exchange rate weighted was R$3.47 on the due date, and the interest rate weighted was 13.70% per year. The sources used were the same as those of the annual financial statements for 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.   Sensitivity analysis of financial instruments - continued

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 6.30.2016	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.41% of CDI	(131)	(172)	(177)	(183)
Fair value hedge (exchange rate)	103.63% of CDI	(3,058)	(3,751)	(3,833)	(3,914)
Debentures	107% of CDI	(939)	(1,073)	(1,106)	(1,140)
Promissory note	CDI + 1.49%	(537)	(614)	(634)	(653)
Bank loans - CBD	106.97% of CDI	(1,057)	(1,213)	(1,252)	(1,290)
Leases	100.19% of CDI	(81)	(92)	(95)	(98)
Leases	95.31% of CDI	(94)	(106)	(109)	(112)
Bank loans- Via Varejo	CDI - 0.71%	(87)	(99)	(102)	(105)
Bank loans - Barcelona	108% of CDI	(162)	(187)	(193)	(199)
Total borrowings and financing exposure		(6,146)	(7,307)	(7,501)	(7,694)

Cash and cash equivalents (*)	100.74% of CDI	3,419	3,894	4,013	4,132
Net exposure		(2,727)	(3,413)	(3,488)	(3,562)
Net effect - loss			(686)	(761)	(835)
(*) weighted average

The Company has a net exposure (between trade payables and financial investments abroad) of US$3 million of assets and €3 million of liabilities, besides negative investments in foreign entities amounting to €0.3 million. Management did not apply the sensibility tests related to exchange exposure since the amounts were considered not relevant.

In addition, Company has a borrowing balance of R$1,107 with Casino’s group company Polca, bearing interests of EONIA + 0.5% per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate and, therefore, with no sensibility analysis required for this exposure.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.   Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 6.30.2016	Fair value at 6.30.2016	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(118)	(118)	level 2
Interest rate swaps	2	2	level 2
Borrowings and financing (fair value)	(3,055)	(3,055)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(5,837)	(5,751)	level 2
Total	(9,008)	(8,922)

There were no changes between the fair value measurements levels in the six-month period ended June 30, 2016.

§       Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Exchange swaps
registered with CETIP (US$ x CDI)
	Tokyo Bank	US$ 75	1/14/2014	1/10/2017	57	110	57	113
	JP Morgan Bank	US$ 50	3/19/2014	3/21/2016	-	77	-	82
	Mizuho	US$ 50	10/31/2014	10/31/2017	35	70	36	69
	Citibank	US$ 85	11/21/2014	11/21/2016	50	109	51	112
	Tokyo Bank	US$ 75	1/2/2015	12/29/2016	42	94	42	98
	Citibank	US$ 5	1/28/2015	1/28/2016	-	6	-	7
	HSBC	US$ 100	2/25/2015	11/25/2016	30	100	32	102
	Bradesco	US$ 100	4/27/2015	4/27/2016	-	66	-	76
	Citibank	US$ 50	4/10/2015	4/10/2017	3	38	4	37
	Citibank	US$ 30	4/14/2015	4/17/2017	2	22	3	22
	Tokyo Bank	US$ 50	7/31/2015	7/31/2017	(9)	26	(28)	26
	Bank of America	US$ 40	9/14/2015	9/14/2017	(28)	(1)	(9)	-
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(42)	(7)	(37)	(4)
	Agricole	EUR 50	10/7/2015	10/8/2018	(49)	(13)	(39)	(18)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(50)	(3)	(49)	(1)
	Bradesco	US$ 50	3/3/2016	3/6/2017	(44)	-	(40)	-
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(52)	-	(47)	-
	Bradesco	US$ 50	2/1/2016	10/28/2016	(51)	-	(50)	-
	Santander	US$ 47	2/22/2016	2/16/2017	(48)	-	(44)	-
Interest rate swap
registered with CETIP (fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	-	1	-
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	1	(1)	1	(1)
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	1	-	1	-
					(151)	693	(115)	720

 (*) Clearinghouse for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

19.    Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2015, in note 19.

19.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

PIS and COFINS	19	16	433	396
Provision for income tax and social contribution	-	3	27	52
ICMS	35	27	122	154
Others	2	9	64	148
	56	55	646	750

Taxes payable in installments - Law 11,941/09	631	644	631	644
Other	6	8	7	8
	637	652	638	652

Current	139	135	729	830
Noncurrent	554	572	555	572

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities will occur as follows:

In	Parent Company and Consolidated
2017	41
2018	79
2019	79
2020	79
After 2020	277
555

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2015, in note 20.

20.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015
		Restated		Restated
Profit before income tax and social contribution	(402)	287	(732)	395
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	100	(73)	216	(119)
Deferred income tax over carrying amount not recognized(*)	-	-	(193)	(44)
Tax penalties	(7)	(2)	(14)	(2)
Share of profit of subsidiaries and associates	(23)	47	21	19
Effect of tax rates in foreign entities	-	-	12	-
Reversal of deferred income tax and social contribution (*)	-	-	(46)	-
Other permanent differences (nondeductible)	6	(1)	(3)	(11)
Effective income tax and social contribution	76	(29)	(7)	(157)

Income tax and social contribution for the period:
Current	7	(1)	(74)	(60)
Deferred	69	(28)	67	(97)
Deferred income tax and social contribution expense	76	(29)	(7)	(157)
Effective rate	18.91%	10.10%	-0.96%	39.75%

(*) Refers to Cnova subsidiary.

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

20.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Tax losses	71	-	269	232
Temporary differences Write-off	-	-	(105)	(59)
Provision for risks	206	141	539	344
Provision for derivative transactions taxed on a cash basis	(82)	(107)	(86)	(100)
Estimated loss on doubtful accounts	4	1	127	106
Provision for current expenses	7	5	81	68
Goodwill tax amortization	(19)	(10)	(625)	(595)
Present value adjustment	1	1	(6)	(12)
Lease adjustment	8	5	(66)	(48)
Mark-to-market adjustment	(7)	(2)	(10)	(2)
Fair value of assets acquired in business combination	-	-	(786)	(790)
Technological innovation – future realization	(17)	(18)	(17)	(18)
Depreciation of fixed assets as per tax rates	(62)	(25)	(55)	(20)
Provision of Morzan arbitration	-	50	-	50
Other	9	9	12	66
Deferred income tax and social contribution	119	50	(728)	(778)
Noncurrent assets	119	50	330	406
Noncurrent liabilities	-	-	(1,058)	(1,184)
Income tax and social contribution	119	50	(728)	(778)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.2.   Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
2016	55	204
2017	43	74
After 2017	21	52
	119	330

20.3.   Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015

At the beginning of the period	50	56	(778)	(642)
Expense for the period	69	(28)	67	(97)
Exchange rate changes	-	-	(8)	9
Other	-	-	(9)	16
At the end of the period	119	28	(728)	(714)

21.    Accounts payable related to acquisition of companies

The detailed information accounts payable related to acquisition of companies was presented in the annual financial statements for 2015, in note 21.

	Consolidated
	6.30.2016	12.31.2015

Interest acquisition in Assaí	7	7
Interest acquisition in Sendas	75	69
Interest acquisition in Cdiscount Colombia S.A.S	23	28
	105	104

Current liabilities	82	76
Noncurrent liabilities	23	28

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2015	63	187	152	71	17	490
Additions	14	75	57	19	12	177
Payments	-	-	(11)	(4)	(4)	(19)
Reversals	-	(3)	(3)	(15)	(6)	(27)
Inflation adjustment	5	13	8	8	2	36
Balances at June 30, 2016	82	272	203	79	21	657

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2014	40	190	168	72	13	483
Additions	-	4	13	8	5	30
Payments	-	-	(8)	(2)	(2)	(12)
Reversals	-	(18)	(2)	(14)	(1)	(35)
Inflation adjustment	2	10	8	9	2	31
Balances at June 30, 2015	42	186	179	73	17	497

22.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2015	103	414	597	248	34	1,396
Additions	57	150	280	122	19	628
Payments	-	-	(103)	(51)	(7)	(161)
Reversals	(4)	(11)	(60)	(65)	(11)	(151)
Inflation adjustment	7	18	32	21	4	82
Exchange rate changes	-	(2)	(2)	(6)	-	(10)
Balances at June 30, 2016	163	569	744	269	39	1.784

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2014	79	510	521	201	33	1,344
Additions	9	16	99	107	12	243
Payments	-	-	(74)	(61)	(6)	(141)
Reversals	(7)	(121)	(18)	(66)	(5)	(217)
Inflation adjustment	3	16	29	28	4	80
Exchange rate changes	-	1	-	-	-	1
Balances at June 30, 2015	84	422	557	209	38	1,310

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.3.1.            COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other minor matters. The amount accrued as at June 30, 2016 is R$163 (R$103 as at December 31, 2015).

22.3.2.            Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory obligations by State tax authorities; (v) arguing about ICMS rates over energy expenses in the Rio de Janeiro State; and (vi) other less relevant issues.

The amount accrued for these matters as at June 30, 2016 is R$268 (R$121 as at December 31, 2015).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basket of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$136 as at June 30, 2016 (R$128 as at December 31, 2015) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

22.3.3.      Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at June 30, 2016 is R$69 (R$62 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.4.      Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at June 30, 2016 the contingent tax liabilities amount to R$10 (R$13 as at December 31, 2015).

22.3.5.      Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at June 30, 2016, the recorded amount related to contingent tax liabilities is R$86 (R$84 as at December 31, 2015).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.3.6.      Others contingent tax liabilities - Bartira

During the six-month period ended June 30, 2016, the Company reversed almost the totality of contingent liabilities related to Bartira PPA, occurred in 2013. The amounts reversed comprise R$6 of tax and R$11 of labor contingencies, totaling R$17. The remaining amount for six-month period ended June 30, 2016 is R$1 (R$18 at December 31, 2015).

22.4.        Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2016, the Company recorded a provision of R$744 (R$597 as at December 31, 2015) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“The Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.5.        Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.5 Civil and others - continued

Among these lawsuits, we point out the following:

§   The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at June 30, 2016, the amount accrued for these lawsuits is R$109 (R$45 as at December 31, 2015), for which there are no escrow deposits.

§      Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On June 30, 2016 the amounting of this provision is R$39 (R$34 on December 31,2015)

§   The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$65 as at June 30, 2016 (R$64 as at December 31, 2015).

Total civil lawsuits and others as at June 30, 2016 amount to R$308 (R$282 as at December 31, 2015).

22.6. Other non-accrued contingent liabilities

The Company has other demands that have been analyzed by the legal counsel and deemed as possible but not probable, therefore, not provided. Among these claims, there are those concerning the collection of differences in corporate income tax collection, which the Company has a right of indemnity of its current and former shareholders, allegedly due in respect of the 2007 calendar years 2013, on the grounds that there was deduction undue of goodwill amortization properly paid. The amount involved is R$1,097 on June 30, 2016 (R$1,046 at December 31, 2015), sorted by possible loss and there is another part classified as remote. In addition, the balances of possible procedures without any compensation totaling an updated amount of R$10,970 on June 30, 2016 (R$11,671 at December 31, 2015), and are mainly related to:

§       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$403 as at June 30, 2016 (R$410 as at December 31, 2015). The lawsuits are under administrative and court discussions.

§     IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$993 as at June 30, 2016 (R$1,010 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.6. Other non-accrued contingent liabilities – Continued

§      Mandala goodwill: tax assessment related to the goodwill tax deduction in the years of 2012 and 2013, originated by the acquisition of Ponto Frio occurred in the year of 2009. The restated amount of the assessment notice correspond to R$75 of income tax and social contribution(R$72 in December 31, 2015).

§       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision which has been challenged by tax authorities, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,301 as at June 30, 2016 (R$2,270 as at December 31, 2015).

§         ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$6,025 as at June 30, 2016 (R$6,765 as at December 31, 2015), which await a final decision at the administrative and court levels The decrease in the contingencies from possible to remote refers to part of the claims reclassified to remote due to change in the evaluation of external lawyers.

§       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$317 as at June 30, 2016 (R$387 as at December 31, 2015), which await decision at the administrative and court levels.

§       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$931 as at June 30, 2016 (R$829 as at December 31, 2015).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at June 30, 2016 the estimated amount, in case of success in all lawsuits, is approximately R$115 (R$100 as at December 31,2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

Our subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review, and Cnova may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters). The Company and its subsidiary Cnova are unable at this time to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its subsidiary Cnova and its advisors retained by the Cnova’s board of directors.

22.7. Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has registered in its assets amounts related to restricted deposits.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Tax	108	101	221	210
Labor	367	329	850	711
Civil and other	21	18	44	44
Regulatory	12	11	36	34
Total	508	459	1,151	999

22.8. Guarantees

	Real estate	Equipment	Guarantee	Total
Tax	861	-	7,663	8,524
Labor	6	2	24	32
Civil and other	6	-	193	199
Regulatory	9	-	98	107
Total	882	2	7,978	8,862

The cost of guarantees is approximately 1.01% of the amount of the lawsuits and is recorded as expense by the passage of time.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions

23.1.     Operating lease

(i)     Non-cancelable minimum payments

Consolidated
6.30.2016
Minimum rental payment:
Up to 1 year	61
1 - 5 years	243
Over 5 years	380
684

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 3 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that management considers as cancelable, recording the related expenses in the Statement of Profit and Loss. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)    Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	6.30.2016	6.30.2016
Minimum rental payments
Minimum payments on the termination date	324	811
	324	811

(iii)   Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	6.30.2016	6.30.2015	6.30.2016	6.30.2015
Contingent payments	111	182	215	344
Non contingent payments	164	80	549	495
Sublease rentals (*)	(67)	(54)	(78)	(72)

 (*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.   Finance lease

Finance lease agreements amounted to R$318 as at June 30, 2016 (R$264 as at December 31, 2015), as shown in the table below:

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015
Financial lease liability–minimum rental payments:
Up to 1 year	37	30	52	44
1 - 5 years	145	91	211	157
Over 5 years	28	26	55	63
Present value of finance lease agreements	210	147	318	264

Future financing charges	185	179	231	238
Gross amount of finance lease agreements	395	326	549	502

24.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Sendas (the former Barcelona) received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2015, in note 24.

	Parent Company		Consolidated
	6.30.2016	12.31.2015	6.30.2016	12.31.2015

Additional or extended warranties	39	42	733	777
Bradesco agreement	-	-	637	699
Swap agreement	-	-	7	65
Services rendering agreement - Allpark	16	16	16	16
Back lights	-	-	22	36
Spread BCA - Customers base exclusivity (5 years)	-	-	-	6
Tax credit research	-	-	4	5
Others	1	2	48	39
	56	60	1,467	1,643

Current	27	28	350	420
Noncurrent	29	32	1,117	1,223

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2015, in note 25.

25.1.   Capital stock

The subscribed and paid-up capital as at June 30, 2016 is represented by 265,724 (265,702 as at December 31, 2015) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at June 30, 2016 (99,680 as at December 31, 2015) and 166,044 in thousands of preferred shares as at June 30, 2016 (166,022 as at December 31, 2015).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

§         At the Board of Directors’ Meetings held on February 24, 2016, March 22, 2016 and May 9, 2016 were approved capital increases in the amount R$1 (R$13 on June 30, 2015) through  the issue of 22 (in thousands of shares) preferred shares(379 thousands of shares on June 30,2015).

25.2.   Stock option plan for preferred shares

Option plan

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at June 30, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(489)	(37)	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(182)	(39)	137
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(182)	(39)	138
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(17)	(57)	165
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(74)	154
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(6)	(25)	306
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(38)	299
Série B3	5/30/2015	5/30/2019	11/30/2019	0.01	0.01	823	-	-	823
Série C3	5/30/2015	5/30/2019	11/30/2019	37.21	37.21	823	-	-	823
						4,566	(1,377)	(345)	2,844

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(488)	(36)	2
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(35)	151
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(172)	(35)	151
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

At June 30, 2016 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$46.71 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise until 2016 of all options granted:

	6.30.2016	12.31.2015

Number of shares	265,724	265,702
Balance of granted series in effect	2,844	1,267
Maximum percentage of dilution	1.07%	0.48%

The expectation of remaining average life of the series outstanding at June 30, 2016 was 2.25 year (1.75 year at December 31, 2015). The weighted average fair value of options granted at June 30, 2016 was R$45.11 (R$67.35 at December 31, 2015).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2015
Granted during the year	674	38.64
Cancelled during the year	(117)	45.53
Exercised during the year	(418)	32.62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

At June 30, 2016
Granted during the period	1,645	18.61
Cancelled during the period	(46)	50.35
Exercised during the period	(22)	35.80
Outstanding at the end of the period	2,844	27.31	2.25	68,194
Total to be exercised at June 30, 2016	2,844	27.31	2.25	68,194

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

The amounts recorded in the Consolidated Statement of Profit and Loss , as at June 30, 2016 were R$5 (R$9 as at June 30, 2015).

25.3.   Cumulative other comprehensive income

Cumulative Translation Reserve corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary Cdiscount. The effect in the Parent Company was R$72 and R$188 for non-controlling interests.

26.    Net sales of goods and/or services

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015
Gross sales:				Restated
Goods	12,903	11,975	37,273	36,316
Services rendered	129	135	1,505	1,049
Financial services	-	-	682	701
Sales returns and cancellations	(222)	(212)	(647)	(999)
	12,810	11,898	38,813	37,067

Taxes	(1,010)	(913)	(4,355)	(3,740)

Net sales	11,800	10,985	34,458	33,327

27.    Expenses by nature

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015
				Restated
Cost of inventories	(7,998)	(7,511)	(24,574)	(23,639)
Personnel expenses	(1,604)	(1,396)	(3,937)	(3,628)
Outsourced services	(188)	(154)	(1,438)	(1,332)
Functional expenses	(862)	(679)	(1,613)	(1,464)
Selling expenses	(364)	(326)	(1,380)	(1,334)
Other expenses	(192)	(138)	(352)	(276)
	(11,208)	(10,204)	(33,294)	(31,673)

Cost of goods and/or services sold	(8,564)	(8,027)	(26,301)	(25,324)
Selling expenses	(2,351)	(1,943)	(6,047)	(5,491)
General and administrative expenses	(293)	(234)	(946)	(858)
	(11,208)	(10,204)	(33,294)	(31,673)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

28.    Other operating income (expenses), net

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015
Loss on disposal of fixed assets	(37)	(14)	(9)	(38)
Integration/restructuring expenses (**)	(36)	(48)	(131)	(157)
Indemnified amounts (*)	(38)	(43)	(38)	(45)
Cnova expenses (note 1.2)	(1)	-	(170)	-
Tax provision (***)	(146)	-	(184)	-
Reversal of provision	-	15	-	116
Others	(7)	(4)	(17)	(29)
	(265)	(94)	(549)	(153)

(*) Amounts related to compensation resulting from expenses of contingencies related to prior periods to association with Casas Bahia;

(**) A number of additional measures have been implemented to adapt the company's expense structure, covering all operating and administrative areas, in order to mitigate the effects of inflation on fixed costs and lower dilution of expenses; and

(***) The Company accrued the amount of R$184 related to income tax causes, ICMS, PIS / COFINS and fines for legal accessory obligations and reclassified from possible to probable.

29.    Financial income (expenses), net

	Parent Company		Consolidated
	6.30.2016	6.30.2015	6.30.2016	6.30.2015
Finance expenses:				Restated
Cost of debt	(308)	(334)	(608)	(587)
Cost of sales of receivables	(40)	(31)	(344)	(319)
Monetary loss	(68)	(68)	(138)	(129)
Other finance expenses	(39)	(51)	(126)	(114)
Total financial expenses	(455)	(484)	(1,216)	(1,149)

Financial income:
Income from cash and cash equivalents	24	56	155	209
Monetary gain	51	76	151	228
Other financial income	3	-	3	13
Total financial income	78	132	309	450

Total	(377)	(352)	(907)	(699)

The hedge effects in the period ended June 30, 2016 and 2015 are disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

30.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2015, in note 30.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	6.30.2016			6.30.2015
	Preferred	Common	Total	Preferred	Common	Total
				Restated
Basic numerator
Basic earnings allocated	(204)	(122)	(326)	167	91	258
Net income (loss) allocated to common and preferred shareholders	(204)	(122)	(326)	167	91	258

Basic denominator (thousands of shares)
Weighted average of shares	166	100	266	165	100	265

Basic earnings per thousands of shares (R$)	(1.22968)	(1.22968)		1.00589	0.91444

Diluted numerator
Net income (loss) allocated to common and preferred shareholders	(204)	(122)	(326)	167	91	258
	(204)	(122)	(326)	167	91	258

Diluted denominator
Weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted earnings per thousands of shares (R$)	(1.22968)	(1.22968)		1.00379	0.91444

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

31.    Benefit plan

The information on benefit plan was presented in the annual financial statements for 2015, in note 31.

31.1.Pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
6.30.2016
Discount rate	2.00%
Expected rate of future salary increases	1.80%
Retirement age	64

The discount rate is determine by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2016
At December 31, 2015	11
Cost of the period	1
Exchange rate changes	(2)
At June 30, 2016	10

31.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the six-month period ended June 30, 2016 is R$2 (R$2 as at June 30, 2015), and employees contribution is R$3 (R$2 as at June 30, 2015). The plan had 845 participants as at June 30, 2015 (872 as at June 30, 2015).

32.    Insurance coverage

The insurance coverage as at June 30, 2016 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	9,250	23,206
Profit	Loss of profits	4,483	10,974
Vehicles and others (*)	Damages	448	778

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$384.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

The information on segments was presented in the annual financial statements for 2015, in note 33.

Management considers the following segments:

§       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

§       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

§       Cash & Carry – includes the brand “ASSAÍ”.

§       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on the Company’s segments as at June 30, 2016 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce (**)		Total (**)		Eliminations(*)		Total (**)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net sales	13,129	13,113	6,495	4,756	9,041	9,712	5,827	5,781	34,492	33,362	(34)	(35)	34,458	33,327
Gross profit	3,617	3,627	943	651	3,094	3,186	506	539	8,160	8,003	(3)	-	8,157	8,003
Depreciation and amortization	(291)	(288)	(62)	(46)	(87)	(87)	(61)	(48)	(501)	(469)	-	-	(501)	(469)
Share of profit of subsidiaries and associates	44	45	-	-	17	17	-	-	61	62	-	-	61	62
Operating income	109	528	165	102	386	707	(485)	(243)	175	1,094	-	-	175	1,094
Finance costs	(472)	(510)	(67)	(48)	(469)	(453)	(218)	(155)	(1,226)	(1,166)	10	17	(1,216)	(1,149)
Finance income	97	209	20	8	171	178	31	72	319	467	(10)	(17)	309	450
Profit(loss) before income tax and social contribution	(266)	226	117	62	89	431	(672)	(324)	(732)	395	-	-	(732)	395
Income tax and social contribution	76	(46)	(46)	(21)	(23)	(141)	(14)	51	(7)	(157)	-	-	(7)	(157)
Net income (loss) for the period	(190)	179	71	40	66	290	(686)	(271)	(739)	238	-	-	(739)	238

Current assets	5,943	7,394	2,012	2,187	8,202	10,491	3,313	4,888	19,470	24,960	(22)	-	19,448	24,960
Noncurrent assets	14,004	13,934	2,135	1,868	5,942	5,806	1,004	1,045	23,085	22,653	(499)	(372)	22,586	22,281
Current liabilities	6,794	6,910	2,293	2,409	7,416	9,463	5,685	6,863	22,188	25,645	(521)	(372)	21,667	25,273
Noncurrent liabilities	4,930	5,766	263	372	2,175	2,350	116	128	7,484	8,616	-	-	7,484	8,616
Shareholders' equity	8,223	8,652	1,591	1,274	4,553	4,484	(1,484)	(1,058)	12,883	13,352	-	-	12,883	13,352

(*) The eliminations are composed by intercompany balances.

(**) Restated balances in the e-commerce segment for 6.30.2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce(**)		E-commerce		Total (**)		Eliminations (*)		Total (**)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net operating revenue	13,129	13,113	6,495	4,756	9,041	9,712	2,255	3,166	3,572	2,615	34,492	33,362	(34)	(35)	34,458	33,327

Current assets	5,943	7,394	2,012	2,187	8,202	10,491	1,326	2,293	1,987	2,595	19,470	24,960	(22)	-	19,448	24,960
Noncurrent assets	14,004	13,934	2,135	1,868	5,942	5,806	476	379	528	666	23,085	22,653	(499)	(372)	22,586	22,281
Current liabilities	6,794	6,910	2,293	2,409	7,416	9,463	3,263	3,525	2,422	3,338	22,188	25,645	(521)	(372)	21,667	25,273
Noncurrent liabilities	4,930	5,766	263	372	2,175	2,350	31	25	85	103	7,484	8,616	-	-	7,484	8,616
Shareholders' equity	8,223	8,652	1,591	1,274	4,553	4,484	(1,492)	(878)	8	(180)	12,883	13,352	-	-	12,883	13,352

(*) The eliminations consist of intercompany balances

(**) Restated balances in the e-commerce segment for 6.30.2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	6.30.2016	6.30.2015
	Restated
Food	56.9%	53.5%
Nonfood	43.1%	46.5%
Total sales	100.0%	100.0%

As at June 30, 2016, capital expenditures were as follows:

	6.30.2016	6.30.2015
	Restated
Food	523	663
Nonfood	138	323
Total capital expenditures	661	986

34.    Events after report period

34.1.Promissory note emission

The Board of Directors’ meeting held on July 14, approved the 2nd issuance of promissory notes, for public distribution, in the total the amount of R$500. There were 200 promissory notes, which unitary amount of R$2.5. The resources are used to strengthen Company’s working capital.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 6/30/2016 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	-	0.00%	94,019,178	35.38%
Jean-Charles Naouri	-	0.00%	1	0.00%	1	0.00%
Geant International BV*	-	0.00%	9,423,742	5.68%	9,423,742	3.55%
Segisor*	5,600,050	5.62%	-	0.00%	5,600,050	2.11%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
King LLC*	-	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	-	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion*	-	0.00%	13,576,698	8.18%	13,576,698	5.11%
Harding Loevner, LP*	-	0.00%	9,259,594	5.58%	9,259,594	3.48%
Brandes Investment Partners, LP*	-	0.00%	8,510,442	5.13%	8,510,442	3.20%
Board of Executive Officers	-	0.00%	2	0.00%	2	0.00%
Board of Directors	-	0.00%	26,701	0.02%	26,701	0.01%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Others	60,621	0.06%	123,580,976	74.43%	123,641,597	46.53%
TOTAL	99,679,851	100.00%	166,044,342	100.00%	265,724,193	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 6/30/2016 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino*	1	0.00%	-	0.00%	1	0.00%
Segisor*	217,371,145	97.23%	-	0.00%	217,371,145	97.23%
Bengal Llc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Oregon Llc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Pincher Llc*	1,961,612	0.88%	-	0.00%	1,961,612	0.88%
Éxito	1	0.00%	-	0.00%	1	0.00%
Ações Em Tesouraria	-	0.00%	-	0.00%	-	0.00%
TOTAL	223,571,083	100.00%	-	0.00%	223,571,083	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR
Quotaholder	Quotas	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%
TOTAL	1,774,479,086	100%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 6/30/2016 (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
Almanacenes Éxito S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100%	0	0%	3,000	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 6/30/2016 (In units)
ShareholderS*	Common Shares	%	Preferred Shares	%	Number	%
Fondo De Pensiones Obligatorias Proteccion	19,547,642	17.12%	-	0.00%	19,547,642	17.12%
Exito Adr Program	13,838,922	12.12%	-	0.00%	13,838,922	12.12%
Oppenheimer Developing Markets Fund	12,596,043	11.03%	-	0.00%	12,596,043	11.03%
Bergsaar B.V.	12,130,244	10.62%	-	0.00%	12,130,244	10.62%
Alianza Fiduciaria S.A Fideicomiso Adm Sonnenblume	7,558,552	6.62%	-	0.00%	7,558,552	6.62%
Fondo De Pensiones Obligatorias Colfondos Moderado	7,191,551	6.30%	-	0.00%	7,191,551	6.30%
Inversiones Pinamar S.A.	4,849,735	4.25%	-	0.00%	4,849,735	4.25%
Fondo Bursatil Ishares Colcap	4,678,686	4.10%	-	0.00%	4,678,686	4.10%
Jara Albarracin Manuel	4,508,402	3.95%	-	0.00%	4,508,402	3.95%
Moreno Barbosa Jaime	4,463,642	3.91%	-	0.00%	4,463,642	3.91%
Corbeta S.A. Y/O Alkosto S.A	3,554,117	3.11%	-	0.00%	3,554,117	3.11%
Fondo De Pensiones Obligatorias Skandia S.A.	3,550,207	3.11%	-	0.00%	3,550,207	3.11%
Vanguard Emerging Markerts Stock Index Fund	3,399,836	2.98%	-	0.00%	3,399,836	2.98%
Platinu7M International Brands Fund	3,323,481	2.91%	-	0.00%	3,323,481	2.91%
Nat. Westminster Bank Plc As Depo For 1St Ste Glob	3,055,729	2.68%	-	0.00%	3,055,729	2.68%
Vanguard Total International Stock Index Fund	2,457,312	2.15%	-	0.00%	2,457,312	2.15%
College Retirement Equities Fund	1,790,482	1.57%	-	0.00%	1,790,482	1.57%
Fondo Bursatil Horizons Colombia Select De S&P	1,699,449	1.49%	-	0.00%	1,699,449	1.49%
TOTAL	114,194,032	100.00%	-	0.00%	114,194,032	100.00%

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2016					Shareholding at 6/30/2016 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	164331.22%	10,857,343	6.54%	110,476,573	41.58%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	26,701	0.02%	26,701	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	100.00%	154,927,709	93.31%	154,988,330	58.33%

Total	99,679,851	164431.22%	166,044,341	100.00%	265,724,192	100.00%

Outstanding Shares	60,621	0.06%	154,927,709	93.31%	154,988,330	58.33%

					Shareholding at 6/30/2015 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 6/30/2015
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.96%	109,507,049	41.22%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	27,296	0.02%	27,296	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,834,610	93.89%	155,895,231	58.68%

Total	99,679,851	100.00%	165,982,314	100.00%	265,662,165	100.00%

Outstanding Shares	60,621	0.06%	155,834,610	93.89%	155,895,231	58.68%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 3, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.